EXHIBIT 99.2 Consolidated Financial Statements of Rosneft Oil Company as at and for the years ended 31 December 2018 (unaudited) and 2017 (unaudited)

Rosneft Oil Company Consolidated balance sheet (unaudited) (in billions of Russian rubles) As of December 31, 2017 Notes 2018 (restated) ASSETS Current assets Cash and cash equivalents 19 832 322 Restricted cash 19 12 13 Other short-term financial assets 20 633 336 Accounts receivable 21 642 843 Inventories 22 393 324 Prepayments and other current assets 23 510 454 Total current assets 3,022 2,292 Non-current assets Property, plant and equipment 24 8,445 7,923 Intangible assets 25 75 75 Other long-term financial assets 26 239 606 Investments in associates and joint ventures 27 735 635 Bank loans granted 239 121 Deferred tax assets 16 28 26 Goodwill 25 85 265 Other non-current non-financial assets 28 295 285 Total non-current assets 10,141 9,936 Total assets 13,163 12,228 LIABILITIES AND EQUITY Current liabilities Accounts payable and accrued liabilities 29 1,130 971 Loans and borrowings and other financial liabilities 30 978 2,229 Income tax liabilities 23 39 Other tax liabilities 31 327 278 Provisions 32 43 29 Prepayment on long-term oil and petroleum products supply agreements 33 354 264 Other current liabilities 19 26 Total current liabilities 2,874 3,836 Non-current liabilities Loans and borrowings and other financial liabilities 30 3,413 1,783 Deferred tax liabilities 16 837 814 Provisions 32 244 245 Prepayment on long-term oil and petroleum products supply agreements 33 1,072 1,322 Other non-current liabilities 34 46 45 Total non-current liabilities 5,612 4,209 Equity Share capital 36 1 1 Additional paid-in capital 36 633 627 Other funds and reserves (191) (322) Retained earnings 3,610 3,313 Rosneft shareholders’ equity 4,053 3,619 Non-controlling interests 17 624 564 Total equity 4,677 4,183 Total liabilities and equity 13,163 12,228 The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Consolidated statement of profit or loss (unaudited) (in billions of Russian rubles, except earnings per share data, and share amounts) For the years ended December 31, 2017 Notes 2018 (restated)* Revenues and equity share in profits of associates and joint ventures Oil, gas, petroleum products and petrochemicals sales 8 8,076 5,877 Support services and other revenues 80 77 Equity share in profits of associates and joint ventures 27 82 57 Total revenues and equity share in profits of associates and joint ventures 8,238 6,011 Costs and expenses Production and operating expenses 642 607 Cost of purchased oil, gas, petroleum products and refining costs 1,099 837 General and administrative expenses 167 172 Pipeline tariffs and transportation costs 638 596 Exploration expenses 11 15 Depreciation, depletion and amortization 24, 25 635 586 Taxes other than income tax 9 2,701 1,919 Export customs duty 10 1,061 658 Total costs and expenses 6,954 5,390 Operating income 1,284 621 Finance income 11 122 107 Finance expenses 12 (290) (225) Other income 13 49 110 Other expenses 13 (294) (75) Foreign exchange differences 107 3 Cash flow hedges reclassified to profit or loss 6 (146) (146) Income before income tax 832 395 Income tax expense 16 (183) (98) Net income 649 297 Net income attributable to: - Rosneft shareholders 549 222 - non-controlling interests 17 100 75 Net income attributable to Rosneft per common share (in RUB) – basic and diluted 18 51.80 20.95 Weighted average number of shares outstanding (millions) 10,598 10,598 * Some amounts for the twelve months ended December 31, 2017 have been restated – see Note 7. The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Consolidated statement of other comprehensive income (unaudited) (in billions of Russian rubles) For the years ended December 31, Notes 2018 2017 Net income 649 297 Other comprehensive income – to be reclassified to profit or loss in subsequent periods Foreign exchange differences on translation of foreign operations 4 51 Foreign exchange cash flow hedges 6 146 145 (Loss)/income from changes in fair value of debt financial assets at fair value through other comprehensive income (2) 10 Increase in loss allowance for expected credit losses on debt financial assets at fair value through other comprehensive income 7 – Equity share in other comprehensive loss of associates and joint ventures 1 – Income tax related to other comprehensive income – to be reclassified to profit or loss in subsequent periods 6 (30) (31) Total other comprehensive income – to be reclassified to profit or loss in subsequent periods, net of tax 126 175 Other comprehensive income – not to be reclassified to profit or loss in subsequent periods Income from changes in fair value of equity financial assets at fair value through other comprehensive income 6 – Income tax related to other comprehensive income – not to be reclassified to profit or loss in subsequent periods (1) – Total comprehensive income – not to be reclassified to profit or loss in subsequent periods, net of tax 5 – Total comprehensive income, net of tax 780 472 Total comprehensive income, net of tax, attributable to: - Rosneft shareholders 680 397 - non-controlling interests 100 75 The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company

Consolidated statement of changes in shareholders' equity (unaudited)

(in billions of Russian rubles, except share amounts)

	Number of shares (millions)	Share capital	Additional paid-in capital	Other funds and reserves	Retained earnings	Rosneft share-holders' equity	Non-controlling interests	Total equity
Balance at January 1, 2017	10,598	1	603	(497)	3,195	3,302	480	3,782
Net income	–	–	–	–	222	222	75	297
Other comprehensive income	–	–	–	175	–	175	–	175
Total comprehensive income	–	–	–	175	222	397	75	472
Dividends declared (Note 36)	–	–	–	–	(104)	(104)	(43)	(147)
Change of interests in subsidiaries (Note 17)	–	–	24	–	–	24	44	68
Disposal of subsidiaries	–	–	–	–	–	–	(1)	(1)
Other movements	–	–	–	–	–	–	9	9
Balance at December 31, 2017	10,598	1	627	(322)	3,313	3,619	564	4,183
Adjustment on initial application of IFRS 9	–	–	–	–	(27)	(27)	(1)	(28)
Balance at January 1, 2018 adjusted for the effect of IFRS 9	10,598	1	627	(322)	3,286	3,592	563	4,155
Net income	–	–	–	–	549	549	100	649
Other comprehensive income	–	–	–	131	–	131	–	131
Total comprehensive income	–	–	–	131	549	680	100	780
Dividends declared (Note 36)	–	–	–	–	(225)	(225)	(61)	(286)
Change of interests in subsidiaries (Note 17)	–	–	5	–	–	5	21	26
Other movements	–	–	1	–	–	1	1	2
Balance at December 31, 2018	10,598	1	633	(191)	3,610	4,053	624	4,677

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Consolidated statement of cash flows (unaudited) (in billions of Russian rubles) For the years ended December 31, 2017 Notes 2018 (restated) Operating activities Net income 649 297 Adjustments to reconcile net income to net cash provided by operating activities Depreciation, depletion and amortization 24, 25 635 586 Loss on disposal of non-current assets 13 14 13 Dry hole costs 3 3 Offset of prepayments received on oil and petroleum products long term supply agreements 33 (283) (255) Offset of prepayments made on oil and petroleum products long term supply agreements 205 – Foreign exchange gain on non-operating activities (77) (24) Cash flow hedges reclassified to profit or loss 6 146 146 Offset of other financial liabilities (164) (105) Equity share in profits of associates and joint ventures 27 (82) (57) Non-cash income from acquisitions, net 13 (26) (1) Gain on out-of-court settlement 13 – (100) Loss from disposal of non-production assets 13 1 3 Changes in provisions for financial assets 6 16 Loss from changes in estimates and impairment of assets 238 23 Finance expenses 12 290 225 Finance income 11 (122) (107) Income tax expense 16 183 98 Changes in operating assets and liabilities Decrease/(increase) in accounts receivable, gross 215 (184) Increase in inventories (68) (41) Decrease/(increase) in restricted cash 5 (10) Increase in prepayments and other current assets (74) (27) Increase in long-term prepayments made on oil and petroleum products supply agreements (72) (207) (Decrease)/increase in accounts payable and accrued liabilities (29) 24 Increase in other tax liabilities 48 56 Decrease in other current liabilities (8) – Increase in other non-current liabilities 8 – Interest paid on long-term prepayment received on oil and petroleum products supply agreements (6) (10) Net increase in operating assets of subsidiary banks (139) (144) Net increase in operating liabilities of subsidiary banks 144 170 Proceeds from sale of trading securities – 3 Net cash provided by operating activities before income tax and interest 1,640 391 Income tax payments (221) (112) Interest received 67 37 Dividends received 16 21 Net cash provided by operating activities 1,502 337 The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Consolidated statement of cash flows (unaudited) (continued) (in billions of Russian rubles) For the years ended December 31, 2017 Notes 2018 (restated) Investing activities Capital expenditures (936) (922) Acquisition of licenses and auction fee payments (3) (34) Acquisition of short-term financial assets (419) (103) Proceeds from sale of short-term financial assets 189 258 Acquisition of long-term financial assets 26 (71) (58) Proceeds from sale of long-term financial assets 466 127 Financing of joint ventures (2) (2) Acquisition of interest in associates and joint ventures 27 (2) (219) Proceeds from sale of investments in joint ventures 7 – Acquisition of interest in subsidiaries, net of cash acquired, and joint arrangements 7 (35) (215) Proceeds from sale of property, plant and equipment 7 5 Placements under reverse REPO agreements – (1) Receipts under reverse REPO agreements – 2 Net cash used in investing activities (799) (1,162) Financing activities Proceeds from short-term loans and borrowings 30 429 1,431 Repayment of short-term loans and borrowings (1,366) (787) Proceeds from long-term loans and borrowings 30 1,311 508 Repayment of long-term loans and borrowings (289) (806) Proceeds from other financial liabilities 338 336 Repayment of other financial liabilities (64) (22) Interest paid (284) (219) Repurchase of bonds (40) – Proceeds from sale of non-controlling share in subsidiary 23 73 Other financing 4 9 Dividends paid to Rosneft shareholders 36 (225) (104) Dividends paid to non-controlling shareholders (65) (38) Net cash (used in) / provided by financing activities (228) 381 Net increase/(decrease) in cash and cash equivalents 475 (444) Cash and cash equivalents at the beginning of the year 19 322 790 Effect of foreign exchange on cash and cash equivalents 35 (24) Cash and cash equivalents at the end of the year 19 832 322 The accompanying notes to the consolidated financial statements are an integral part of these statements.

Rosneft Oil Company Notes to the consolidated financial statements (unaudited) December 31, 2018 (all amounts in tables are in billions of Russian rubles, except as noted otherwise) 1. General Public Joint Stock Company (“PJSC”) Rosneft Oil Company (“Rosneft”) and its subsidiaries (collectively, the “Company”) are principally engaged in exploration, development, production and sale of crude oil and gas and refining, transportation and sale of petroleum products in the Russian Federation and in certain international markets. Rosneft State Enterprise was incorporated as an open joint stock company on December 7, 1995. All assets and liabilities previously managed by Rosneft State Enterprise were transferred to the Company at their book value effective on that date together with ownership rights to other privatized oil and gas companies belonging to the Government of the Russian Federation (the “State”). The transfer of assets and liabilities was made in accordance with Russian Government Resolution No. 971 dated September 29, 1995, On the Transformation of Rosneft State Enterprise into Open Joint Stock Company “Oil Company Rosneft”. These transfers involved the reorganization of assets under the common control of the State and, accordingly, were accounted for at their book value. In 2005, the State contributed the shares of Rosneft to the share capital of JSC ROSNEFTEGAS. As of December 31, 2005, 100% of the shares of Rosneft less one share were owned by JSC ROSNEFTEGAS and one share was owned by the Russian Federation Federal Agency for the Management of Federal Property. Subsequently, JSC ROSNEFTEGAS’s ownership interest decreased through the additional issue of shares during Rosneft’s Initial Public Offering (“IPO”) in Russia, an issue of Global Depository Receipts (“GDR”) for shares on the London Stock Exchange and the share swap completed during the merger of Rosneft and certain subsidiaries in 2006. In March 2013 in the course of the acquisition of TNK-BP Limited and TNK Industrial Holdings Limited, its subsidiary (collectively with their subsidiaries, “TNK-BP”), JSC ROSNEFTEGAS sold 5.66% of Rosneft shares to BP plc. (“BP”). In December 2016 JSC ROSNEFTEGAS signed an agreement to sell 19.5% of Rosneft shares to a consortium of foreign investors. As of December 31, 2018 JSC ROSNEFTEGAS’s ownership interest in Rosneft amounted to 50% plus one share. Under Russian legislation, natural resources, including oil, gas, precious metals and minerals and other commercial minerals situated in the territory of the Russian Federation, are the property of the State until they are extracted. Law of the Russian Federation No. 2395-1, On Subsurface Resources, regulates relations arising in connection with the geological study, use and protection of subsurface resources in the territory of the Russian Federation. Pursuant to the law, subsurface resources may be developed only on the basis of a license. A license is issued by the regional governmental body and contains information on the site to be developed and the period of activity, as well as financial and other conditions. The Company holds licenses issued by competent authorities for the geological study, exploration and development of oil and gas blocks, fields, and shelf in areas where its subsidiaries are located. The Company is subject to export quotas set by the Russian Federation State Pipeline Commission to allow equal access to the limited capacity of the oil pipeline system owned and operated by PJSC AK Transneft. The Company exports certain quantities of crude oil through bypassing the PJSC AK Transneft system thus achieving higher export capacity. The remaining production is processed at the Company’s and third parties’ refineries for further sale on domestic and international markets.

2. Basis of preparation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, including all International Financial Reporting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”) and effective in the reporting period, and are fully compliant therewith. These consolidated financial statements have been prepared on a historical cost basis, except certain financial assets and liabilities measured at fair value (Note 37). Rosneft and its subsidiaries maintain their books and records in accordance with statutory accounting and taxation principles and practices applicable in respective jurisdictions. These consolidated financial statements were derived from the Company’s statutory books and records. The Company’s consolidated financial statements are presented in billions of Russian rubles (“RUB”), unless otherwise indicated. The consolidated financial statements were approved and authorized for issue by the Chief Executive Officer of the Company on February 5, 2019. Subsequent events have been evaluated through February 5, 2019, the date these consolidated financial statements were issued. 3. Significant accounting policies The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in that they reflect certain adjustments, not recorded in the Company’s statutory books, which are appropriate for presenting the financial position, results of operations and cash flows in accordance with IFRS. The principal adjustments relate to: (1) recognition of certain expenses; (2) valuation and depreciation of property, plant and equipment; (3) deferred income taxes; (4) impairment of assets; (5) accounting for the time value of money; (6) accounting for investments in oil and gas property and conveyances; (7) consolidation principles; (8) recognition and disclosure of guarantees, contingencies, commitments and certain other assets and liabilities; (9) business combinations and goodwill; (10) accounting for derivative instruments; (11) purchase price allocation to the identifiable assets acquired and the liabilities assumed. The consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and special-purpose entities where the Company holds a beneficial interest. All significant intercompany transactions and balances have been eliminated. The equity method is used to account for investments in associates in which the Company has the ability to exert significant influence over the associates’ operating and financial policies. Investments in entities where the Company holds the majority of shares, but does not exercise control, are also accounted for using the equity method. Investments in other companies are accounted for at fair value or cost adjusted for impairment, if any. Determination of the level of control or influence in the entities where the Company holds a share is carried out taking into account the powers established by the agreement in respect of the investment and the existing rights that provide the Company with the opportunity to manage significant activities at the present time.

3. Significant accounting policies (continued) Business combinations, goodwill and other intangible assets Acquisitions by the Company of controlling interests in third parties (or interest in their charter capital) are accounted for using the acquisition method. The date of acquisition is the date when effective control over the acquiree passes to the Company. The cost of an acquisition is measured as an aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses. Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or a liability should be recognized within profit or loss for the period if they do not represent measurement-period adjustments. If the contingent consideration is classified as equity, it should not be re-measured. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the fair value of net identifiable assets acquired and liabilities assumed. If the aggregate of the consideration transferred and the amount of non-controlling interest is lower than the fair value of the net assets of the subsidiary acquired and liabilities assumed, the difference is recognized in profit or loss for the period. Associates Investments in associates are accounted for using the equity method unless they are classified as non-current assets held for sale. Under this method, the carrying value of investments in associates is initially recognized at the acquisition cost. The carrying value of investments in associates is increased or decreased by the Company’s reported share in the profit or loss and other comprehensive income of the investee after the acquisition date. The Company’s share in the profit or loss and other comprehensive income of an associate is recognized in the Company’s consolidated statement of profit or loss or in the consolidated statement of other comprehensive income, respectively. Dividends paid by the associate are accounted for as a reduction of the carrying value of investments. The Company’s net investments in associates include the carrying value of the investments in these associates as well as other long-term investments that are, in substance, investments in associates, such as loans. If the share in losses exceeds the carrying value of the investments in associates and the value of other long-term investments related to investments in these associates, the Company ceases to recognize its share in losses when the carrying value reaches zero. Any additional losses are provided for and liabilities are recognized only to the extent that the Company has legal or constructive obligations or has made payments on behalf of the associate. If the associate subsequently makes profits, the Company resumes recognizing its share in these profits only after its share of the profits equals the share of losses not recognized. The carrying value of investments in associates is tested for impairment by reconciling its recoverable amount (the higher of its value in use and fair value less costs to sell) to its carrying value, whenever impairment indicators are identified.

3. Significant accounting policies (continued) Joint arrangements The Company participates in joint arrangements either in the form of joint ventures or joint operations. A joint venture implies that the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture involves establishing a legal entity where the Company and other participants have respective equity interests. Equity interests in joint ventures are accounted for under the equity method. The Company’s share in net profit or loss and in other comprehensive income of joint ventures is recognized in the consolidated statement of profit or loss and in the consolidated statement of other comprehensive income, respectively, from the date when joint control commences until the date when joint control ceases. A joint operation implies that the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In relation to its interest in a joint operation the Company recognizes its assets, including its share of any assets held jointly, its liabilities, including its share of any liabilities incurred jointly, its revenue from the sale of its share of the output arising from the joint operation, its share of the revenue from the sale of the output by the joint operation, and expenses, including its share of any expenses incurred jointly. Cash and cash equivalents Cash represents cash on hand, in the Company’s bank accounts, in transit and interest bearing deposits which can be effectively withdrawn at any time without prior notice or any penalties reducing the principal amount of the deposit. Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value. Restricted cash is presented separately in the consolidated balance sheet if its amount is significant. Financial assets The Company recognizes financial assets in its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial assets are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received. When financial assets are recognized initially, they are classified as one of the following, as appropriate: (1) financial assets at fair value through profit or loss, (2) financial assets at fair value through other comprehensive income, or (3) financial assets at amortised cost. The Company classifies financial assets on the basis of both: the Company’s business model for managing the financial assets, as well as the contractual cash flow characteristics of the financial assets. A financial asset shall be measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. However the Company may make an irrevocable election at initial recognition for particular instruments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. All derivative instruments are recorded in the consolidated balance sheet at fair value in either current financial assets, non-current financial assets, current liabilities related to derivative instruments, or non-current liabilities related to derivative instruments. The recognition and classification of a gain or loss that results from recognition of an adjustment of a derivative instrument at fair value depends on the purpose for issuing or holding the derivative instrument. Gains and losses from derivatives that are not accounted for as hedges under International Financial Reporting Standard (“IFRS”) 9 Financial Instruments are recognized immediately in the profit or loss for the period.

3. Significant accounting policies (continued) Financial assets (continued) Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Subsequent to initial recognition, the fair value of financial assets at fair value that are quoted in an active market is defined as bid prices for assets and ask prices for issued liabilities as of the measurement date. If no active market exists for financial assets, the Company measures the fair value using the following methods:  analysis of recent transactions with peer instruments between independent parties;  current fair value of similar financial instruments;  discounting future cash flows. The discount rate reflects the minimum return on investment an investor is willing to accept before starting an alternative project, given its risk and the opportunity cost of forgoing other projects. A financial asset shall be measured at amortised cost if both of the following conditions are met: (a) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Examples of financial assets that may fall into this category are loans given, accounts receivable, bonds and notes issued by 3rd parties, which are not quoted at active market – if they fulfill the requirements set above. A financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: (a) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. In particular, this category includes shares of other companies, which are not included in the category of measured at fair value through profit or loss. Dividends and interest income are recognized in the consolidated statement of profit or loss on an accrual basis. The amount of accrued interest income is calculated using the effective interest rate. Upon de-recognition of debt financial assets (bonds, notes etc.) classified as financial instruments at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss. In case of equity financial assets (shares, stocks etc.), classified as financial instruments at fair value through other comprehensive income, such cumulative gain or loss shall never be subsequently transferred to profit or loss. Interest income as a component of finance income is disclosed in the notes to financial statements separately for each category of financial assets. Regular way purchases and sales of financial assets are accounted for at trade date.

3. Significant accounting policies (continued) Financial liabilities The Company recognizes financial liabilities on its balance sheet when, and only when, it becomes a party to the contractual provisions of the financial instrument. When financial liabilities are recognized initially, they are measured at fair value, which is usually the price of the transaction, i.e. the fair value of consideration paid or received. When financial liabilities are recognized initially, they are classified as one of the following:  financial liabilities at fair value through profit or loss;  other financial liabilities. Financial liabilities at fair value through profit or loss are financial liabilities held for trading unless such liabilities are linked to the delivery of unquoted equity instruments. At the initial recognition, the Company may include in this category any financial liability, except for equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured. After initial recognition, however, the liability cannot be reclassified. Financial liabilities not classified as financial liabilities at fair value through profit or loss are designated as other financial liabilities. Other financial liabilities include, inter alia, trade and other accounts payable, and loans and borrowings payable. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized in profit or loss in the consolidated statement of profit or loss. Other financial liabilities are carried at amortized cost. The Company writes off a financial liability (or part of a financial liability) from its balance sheet when, and only when, it is extinguished – i.e. when the obligation specified in the contract is discharged, cancelled or expires. The difference between the carrying value of a financial liability (or a part of a financial liability) extinguished or transferred to another party and the redemption value, including any transferred non-monetary assets and assumed liabilities, is recognized in profit or loss. Any previously recognized components of other comprehensive income pertaining to this financial liability are also included in the financial result and are recognized as gains and losses for the period. Certain prior period indicators have been reclassified to conform to the current year presentation. In particular, due to significant increase in the operating activities of subsidiary banks of the Company and the need for reliable and consistent reporting in the consolidated financial statements, the presentation of cash flows from the operating activities of subsidiary banks was revised. Such activities are now included within operating activities of the Consolidated Statement of Cash Flows. Further, the operating assets of the subsidiary banks, including short-term interbank deposits placed, were reclassified to Accounts Receivable, operating liabilities, including interbank loans, customer deposits, promissory notes and REPO obligations reclassified from Loans and borrowings and other financial liabilities to Accounts payable and accrued liabilities. Earnings per share Basic earnings per share is calculated by dividing net earnings attributable to common shares by the weighted average number of common shares outstanding during the corresponding period. In the absence of any securities-to-shares conversion transactions, the amount of basic earnings per share stated in these consolidated financial statements is equal to the amount of diluted earnings per share.

3. Significant accounting policies (continued) Treasury shares Treasury shares are outstanding Treasury shares purchased from the shareholders. The Company acquires shares of Rosneft in accordance with the program of acquisition of shares in the open market (Note 36). Treasury shares are presented in the consolidated balance sheet as a deduction from equity at cost of repurchase. Inventories Inventories consisting primarily of crude oil, petroleum products, petrochemicals and materials and supplies are accounted for at the weighted average cost unless net realizable value is less than cost. Materials that are used in production are not written down below cost if the finished products into which they will be incorporated are expected to be sold above cost. Repurchase and resale agreements Securities sold under repurchase agreements (“REPO”) and securities purchased under agreements to resell (“reverse REPO”) generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions. Interest paid or received on all REPO and reverse REPO transactions is recorded in Finance expense or Finance income, respectively, at the contractually specified rate using the effective interest method. Exploration and production assets Exploration and production assets include exploration and evaluation assets, mineral rights and oil and gas properties (development assets and production assets). Exploration and evaluation costs The Company recognizes exploration and evaluation costs using the successful efforts method as permitted by IFRS 6 Exploration for and Evaluation of Mineral Resources. Under this method, costs related to exploration and evaluation (license acquisition costs, exploration and appraisal drilling) are temporarily capitalized in cost centers by field (well) until the drilling program results in the discovery of economically feasible oil and gas reserves. The length of time necessary for this determination depends on the specific technical or economic difficulties in assessing the recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed to Exploration expenses in the consolidated statement of profit or loss. Exploration and evaluation costs, except for costs associated with seismic, topographical, geological, and geophysical surveys, are initially capitalized as exploration and evaluation assets. Exploration and evaluation assets are recognized at cost less impairment, if any, as property, plant and equipment until the existence (or absence) of commercial reserves has been established. The initial cost of exploration and evaluation assets acquired through a business combination is formed as a result of purchase price allocation. The cost allocation to mineral rights to proved properties and mineral rights to unproved properties is performed based on the respective oil and gas reserves information. Exploration and evaluation assets are subject to technical, commercial and management review as well as review for indicators of impairment at least once a year. This is to confirm the continued intent to develop or otherwise extract value from the discovery. When indicators of impairment are present, an impairment test is performed. If, subsequently, commercial reserves are discovered, the carrying value, less losses from impairment of the respective exploration and evaluation assets, is classified as oil and gas properties (development assets). However, if no commercial reserves are discovered, such costs are expensed after exploration and evaluation activities have been completed.

3. Significant accounting policies (continued) Development and production Oil and gas properties (development assets) are accounted for on a field-by-field basis and represent (1) capitalized costs to develop discovered commercial reserves and to put fields into production, and (2) exploration and evaluation costs incurred to discover commercial reserves reclassified from exploration and evaluation assets to oil and gas properties (development assets) following the discovery of commercial reserves. The cost of oil and gas properties (development assets) also includes the expenditures to acquire such assets, directly identifiable overhead expenses, capitalized financing costs and related asset retirement (decommissioning) obligation costs. Oil and gas properties (development assets) are generally recognized as construction in progress. Following the commencement of commercial production, oil and gas properties (development assets) are reclassified as oil and gas properties (production assets). Other property, plant and equipment Other property, plant and equipment is stated at historical cost as of the acquisition date, except for property, plant and equipment acquired prior to January 1, 2009, which is stated at deemed cost, net of accumulated depreciation and impairment. The cost of maintenance, repairs, and the replacement of minor items of property is charged to operating expenses. Renewals and betterments of assets are capitalized. Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in profit or loss. Depreciation, depletion and amortization Oil and gas properties are depleted using the unit-of-production method on a field-by-field basis starting from the commencement of commercial production. In applying the unit-of-production method to mineral licenses, the depletion rate is based on total proved reserves. In applying the unit-of-production method to producing wells and the related oil and gas infrastructure, the depletion rate is based on proved developed reserves. Other property, plant and equipment are depreciated using the straight-line method over their estimated useful lives from the time they are ready for use, except for catalysts which are amortized using the unit-of-production method. Components of other property, plant and equipment and their respective estimated useful lives are as follows: Property, plant and equipment Useful life, not more than Buildings and structures 30-45 years Plant and machinery 5-25 years Vehicles and other property, plant and equipment 6-10 years Service vessels 20 years Offshore drilling assets 20 years Land generally has an indefinite useful life and is therefore not depreciated. Land leasehold rights are amortized on a straight-line basis over their expected useful life, which averages 20 years.

3. Significant accounting policies (continued) Construction grants The Company recognizes construction grants from local governments when there is a reasonable assurance that the Company will comply with the conditions attached and that the grant will be received. The construction grants are accounted for as a reduction of the cost of the asset for which the grant is received. Impairment of non-current assets The Company assesses at each balance sheet date whether there is any indication that an asset or cash- generating unit may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset or cash-generating unit. In assessing whether there is any indication that an asset may be impaired, the Company considers internal and external sources of information. It considers at least the following: External sources of information:  during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;  significant changes with an adverse effect on the Company have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the Company operates or in the market to which an asset is dedicated;  market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;  the carrying amount of the net assets of the Company is more than its market capitalization. Internal sources of information:  evidence is available of obsolescence or physical damage of an asset;  significant changes with an adverse effect on the Company have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used (e.g., the asset becoming idle, or the useful life of an asset is reassessed as finite rather than indefinite);  information on dividends from a subsidiary, joint venture or associate;  evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected. Such evidence includes the existence of:  cash flows on acquiring the asset, or subsequent cash needs for operating or maintaining it, that are significantly higher than those originally budgeted;  actual net cash flows or operating profit or loss flowing from the asset that are significantly worse than those budgeted;  a significant decline in budgeted net cash flows or operating profit, or a significant increase in budgeted losses, flowing from the asset;  operating losses or net cash outflows for the asset, when current period amounts are aggregated with budgeted amounts for the future.

3. Significant accounting policies (continued) Impairment of non-current assets (continued) The following factors indicate that exploration and evaluation assets may be impaired:  the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;  substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;  exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area;  sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale. The recoverable amount of an asset or a cash-generating unit is the higher of:  the value in use of an asset (cash-generating unit); and  the fair value of an asset (cash-generating unit) less costs to sell. If the asset does not generate cash inflows that are largely independent of those from other assets, its recoverable amount is determined for the asset’s cash-generating unit. The Company initially measures the value in use of a cash-generating unit. When the carrying amount of a cash-generating unit is greater than its value in use, the Company measures the unit’s fair value for the purpose of measuring the recoverable amount. When the fair value is less than the carrying value an impairment loss is recognized. Value in use is determined by discounting the estimated value of the future cash inflows expected to be derived from the asset or cash-generating unit, including cash inflows from its sale. The value of the future cash inflows from a cash-generating unit is determined based on the forecast approved by management of the business unit to which the unit in question pertains. Impairment of financial assets At each balance sheet date the Company recognizes a loss allowance for expected credit losses on a financial asset measured at amortised cost, and at fair value through other comprehensive income, a lease receivable, a contract asset or a loan commitment and a financial guarantee contract to which the impairment requirements apply. Requirements of IFRS 9 concerning impairment do not apply to equity instruments of any category as well as to the instruments at fair value though profit or loss. The loss allowance for financial asset at amortised cost is recognized in profit or loss in correspondence with a balance sheet account reducing the carrying amount of the financial asset. The loss allowance for financial assets at fair value through other comprehensive income shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position. Expected credit losses for significant counterparties, including banks, are determined based on credit rating of particular counterparty and relevant probability of default.

3. Significant accounting policies (continued) Capitalized interest Interest expense on borrowed funds used for capital construction projects and the acquisition of property, plant and equipment is capitalized provided that the interest expense could have been avoided if the Company had not made capital investments. Interest is capitalized only during the period when construction activities are actually in progress and until the resulting properties are put into operation. Capitalized borrowing costs include exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Leasing agreements Leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the asset, are classified as financial leases and are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance expenses and reduction of the lease liability in order to achieve a constant rate of interest on the remaining balance of the liabilities. Finance expenses are charged directly to the consolidated statement of profit or loss. Leased property, plant and equipment are accounted for using the same policies applied to the Company’s own assets. In determining the useful life of a leased item of property, plant and equipment, consideration is given to the probability of the title being transferred to the lessee at the end of the lease term. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset shall be fully depreciated over the shorter of the lease term and its useful life. Where such certainty exists, the asset is depreciated over its useful life. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of profit or loss on a straight-line basis over the lease term. Asset retirement (decommissioning) obligations The Company has asset retirement (decommissioning) obligations associated with its core business activities. The nature of the assets and potential obligations are as follows: The Company’s exploration, development and production activities involve the use of wells, related equipment and operating sites, oil gathering and treatment facilities, tank farms and in-field pipelines. Generally, licenses and other regulatory acts require that such assets be decommissioned upon the completion of production. According to these requirements, the Company is obliged to decommission wells, dismantle equipment, restore the sites and perform other related activities. The Company’s estimates of these obligations are based on current regulatory or license requirements, as well as actual dismantling and other related costs. These liabilities are measured by the Company using the present value of the estimated future costs of decommissioning of these assets. The discount rate is reviewed at each reporting date and reflects current market assessments of the time value of money and the risks specific to the liability.

3. Significant accounting policies (continued) Asset retirement (decommissioning) obligations (continued) In accordance with IFRS Interpretations Committee (“IFRIC”) Interpretation 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, the provision is reviewed at each balance sheet date as follows:  upon changes in the estimates of future cash flows (e.g., the costs of and timeframe for abandoning one well) or the discount rate, changes in the amount of the liability are included in the cost of the item of property, plant, and equipment, whereby such cost may not be negative and may not exceed the recoverable value of the item of property, plant, and equipment;  any changes in the liability due to its nearing maturity (change in the discount) are recognized in Finance expenses. The Company’s refining and distribution activities involve refining operations, marine and other distribution terminals, and retail sales. The Company’s refining operations consist of major petrochemical operations and industrial complexes. Legal or contractual asset retirement (decommissioning) obligations related to petrochemical, oil refining and distribution activities are not recognized due to the limited history of such activities in these segments, the lack of clear legal requirements as to the recognition of obligations, as well as the fact that decommissioning periods for such assets are not determinable. Because of the reasons described above, the fair value of an asset retirement (decommissioning) obligation in the refining and distribution segment cannot be reasonably estimated. Due to continuous changes in the Russian regulatory and legal environment, there could be future changes to the requirements and contingencies associated with the retirement of long-lived assets. Income tax Since 2012 Russian tax legislation has allowed income taxes to be calculated on a consolidated basis. The main subsidiaries of the Company were therefore combined into a consolidated group of taxpayers (Note 40). For subsidiaries which are not included in the consolidated group of taxpayers, income tax is calculated on an individual subsidiary basis. Deferred income tax assets and liabilities are recognized in the accompanying consolidated financial statements in the amount determined by the Company in accordance with IAS 12 Income Taxes. Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax liability is recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:  the initial recognition of goodwill;  the initial recognition of an asset or liability in a transaction which:  is not a business combination; and  affects neither accounting profit, nor taxable profit;  investments in subsidiaries when the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

3. Significant accounting policies (continued) Income tax (continued) A prior period tax loss planned to be used to reduce the current or future amount of income tax is recognized as a deferred tax asset. A deferred tax asset is recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:  is not a business combination; and  at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). The Company recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that the following two conditions are met:  the temporary difference will reverse in the foreseeable future; and  taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the taxation authority of the same jurisdiction and the Company intends to settle its current tax assets and liabilities on a net basis. The carrying amount of a deferred tax asset is reviewed at each balance sheet date. The Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Deferred tax assets and liabilities are classified as Non-current Deferred tax assets and Non-current Deferred tax liabilities, respectively. Deferred tax assets and liabilities are not discounted. Recognition of revenues Revenues are recognized when (or as) the Company satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset, which usually occurs when the title is passed, provided that the contract price is fixed or determinable and collectability of the receivable is reasonably assured. Specifically, domestic sales of crude oil and gas, as well as petroleum products and materials are usually recognized when title passes. For export sales, title generally passes at the border of the Russian Federation. Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts, volume rebates and reimbursable taxes. Sales of support services are recognized as services are performed provided that the service price can be determined and no significant uncertainties regarding the receipt of revenues exist.

3. Significant accounting policies (continued) Transportation expenses Transportation expenses recognized in the consolidated statement of profit or loss represent all expenses incurred by the Company to transport crude oil for refining and to end customers, and to deliver petroleum products from refineries to end customers (these may include pipeline tariffs and any additional railroad transportation costs, handling costs, port fees, sea freight and other costs). Refinery maintenance costs The Company recognizes the costs of overhauls and preventive maintenance performed with respect to oil refining assets as expenses when incurred. Environmental liabilities Expenditures that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded when environmental assessments or clean- ups are probable and the costs can be reasonably estimated. Accounting for contingencies Certain conditions may exist as of the date of these consolidated financial statements which may further result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management makes an assessment of such contingent liabilities which is based on assumptions and is a matter of opinion. In assessing loss contingencies relating to legal or tax proceedings that involve the Company or unasserted claims that may result in such proceedings, the Company, after consultation with legal or tax advisors, evaluates the perceived merits of any legal or tax proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a loss will be incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve financial guarantees, in which case the nature of the guarantee would be disclosed. However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities or other uncertainties of an unusual nature which, in the judgment of management after consultation with its legal or tax counsel, may be of interest to shareholders or others. Taxes collected from customers and remitted to governmental authorities Refundable taxes (excise and value-added tax (“VAT”)) are deducted from revenues. Other taxes and duties are not deducted from revenues and are recognized as expenses in Taxes other than income tax in the consolidated statement of profit or loss. VAT and excise receivable and payable are recognized as Prepayments and other current assets and Other tax liabilities in the consolidated balance sheet, respectively.

3. Significant accounting policies (continued) Functional and presentation currency The consolidated financial statements are presented in Russian rubles, which is the functional currency of Rosneft Oil Company and all of its subsidiaries operating in the Russian Federation. The functional currency of the foreign subsidiaries is generally the U.S. dollar. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the profit or loss for the period. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities designated as foreign currency cash flow hedging instruments are recognized within other comprehensive income and reclassified to profit or loss in the period when the hedged item affects profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The Company’s subsidiaries The results and financial position of all of the Company’s subsidiaries, joint ventures and associates that have a functional currency which is different from the presentation currency are translated into the presentation currency as follows:  assets and liabilities for each balance sheet presented are translated at the closing rate at that reporting date;  income and expenses for each statement of profit or loss and each statement of other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and  all resulting exchange differences are recognized as a separate component of other comprehensive income. Prepayment on oil and petroleum products supply agreements In the ordinary course of business, the Company enters into long-term oil supply contracts. The contract terms may require the buyer to make a prepayment. The Company considers long-term oil supply contracts to be regular-way sale contracts entered into and continued to be held for the purpose of the receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or usage requirements. Regular-way sale contracts are exempted from the scope of IAS 32 Financial Instruments: Presentation and IFRS 9 Financial Instruments.

3. Significant accounting policies (continued) Prepayment on oil and petroleum products supply agreements (continued) Conditions for meeting the definition of a regular-way sale are not met if either of the following applies:  the ability to settle net in cash or another financial instrument, or by exchanging financial instruments, is not explicit in the terms of the contract, but the Company has a practice of settling similar contracts net in cash or via another financial instrument or by exchanging financial instruments (whether with the counterparty, by entering into offsetting contracts or by selling the contract before its exercise or lapse);  for similar contracts, the Company has a practice of taking delivery of the underlying goods and selling them within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or from a dealer’s margin. Prepayments received for the delivery of goods or respective deferred revenue are accounted for as non- financial liabilities because the outflow of economic benefits associated with them is the delivery of goods and services rather than a contractual obligation to pay cash or another financial asset. Changes in accounting policies and disclosures The accounting policies adopted are consistent with those of the previous financial year except for the adoption of new standards, interpretations and amendments to standards effective as of January 1, 2018. The following standards were applied for the first time in 2018:  IFRS 9 Financial Instruments. The final version of IFRS 9 issued in 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement, as well as all previous versions of IFRS 9. IFRS 9 brings together the requirements for the classification and measurement, impairment and hedge accounting of financial instruments. In respect of impairment, IFRS 9 replaces the “incurred loss” model used in IAS 39 with a new “expected credit loss” model that will require a more timely recognition of expected credit losses. According to the new standard, expected credit losses for significant debt balances were estimated based on the credit risk of the debtors. Also due to the new requirements, certain of the financial instruments of the Company were measured to their fair value as a consequence of the change in classification category from measured at amortized cost to measured at fair value through profit or loss. Together with IFRS 9 the Company early adopted amendments to IAS 28 Investments in Associates and Joint Ventures effective for annual periods beginning on or after January 1, 2019. These amendments clarify that the companies should apply IFRS 9, including impairment requirements, for the long-term investments in associates and joint ventures, which are accounted for otherwise than using the equity method, including long-term loans given to associates and joint ventures.  IFRS 15 Revenue from Contracts with Customers. IFRS 15 establishes a single framework for revenue recognition and contains requirements for related disclosures. The new standard replaces IAS 18 Revenue, IAS 11 Construction Contracts, and the related interpretations on Revenue recognition. As a result of the analysis performed by the Company, the conclusion was made that the standard has no significant impact on the consolidated financial statements.  Amendments to IFRS 2 Share-based Payment entitled Classification and Measurement of Share-based Payment Transactions. The amendments provide requirements for the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share- based payment transactions with a net settlement feature for withholding tax obligations; a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments did not have a material impact on the consolidated financial statements.

3. Significant accounting policies (continued)

Changes in accounting policies and disclosures (continued)

- Amendments to IFRS 4 Insurance Contracts entitled Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts. The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement. Standard that the Board is developing for IFRS 4. The amendments introduce two approaches, which should reconcile the timing of the application of the two new standards. Under the first approach, the amendments become effective on the date of first-time adoption of IFRS 9; under the second, the amendments become effective for annual periods beginning on or after January 1, 2018. The amendments did not have a material impact on the consolidated financial statements.
- Amendments to IAS 40 Investment Property entitled Transfers of Investment Property. The amendments clarify the requirements for transfers to, or from, investment property. The amendments did not have a material impact on the consolidated financial statements.
- IFRIC 22 Interpretation entitled Foreign Currency Transactions and Advance Consideration. The IFRIC addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the de-recognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The interpretation did not have a material impact on the consolidated financial statements as its requirements were already previously incorporated in the accounting policy of the Company.

Effect of the first application of IFRS 9 Financial Instruments

Financial assets by categories	Carrying amount as of December 31, 2017	Remeasurement due to reclassification	Total as of January 1, 2018	Loss allowance per IAS 39 as at January 1, 2018	Increase in allowance	Loss allowance per IFRS 9 as at January 1, 2018
I. Cash and cash equivalents						
Cash on hand and in bank accounts in RUB	44	–	44	–	(1)	(1)
Cash on hand and in bank accounts in foreign currencies	124	–	124	–	–	–
Deposits and other cash equivalents in RUB	142	–	142	–	–	–
Other	12	–	12	–	–	–
Total Cash and cash equivalents	322	–	322	–	(1)	(1)
II. Other short-term financial assets						
Financial assets at fair value through other comprehensive income						
Notes from Loans and receivables	66	–	66	–	(2)	(2)
Notes from Available for Sale	19	–	19	–	–	–
Bonds from Available for Sale	116	–	116	–	–	–
Government bonds from Held to Maturity	1	–	1	–	–	–
Stocks and shares from Available for Sale	44	–	44	–	–	–
Financial assets at amortized cost						
Loans given from Loans and receivables	13	–	13	–	–	–
Loans given to associates from Loans and receivables	32	–	32	–	(6)	(6)
Deposits and certificates of deposit from Loans and receivables	43	–	43	–	–	–
Bonds from Held to Maturity	1	–	1	–	–	–
Financial assets at fair value through profit or loss						
Deposits and certificates of deposit from Loans and receivables	1	–	1	–	–	–
Total Other short-term financial assets	336	–	336	–	(8)	(8)

3. Significant accounting policies (continued)

Effect of the first application of IFRS 9 Financial Instruments (continued)

Financial assets by categories	Carrying amount as of December 31, 2017	Remeasurement due to reclassification	Total as of January 1, 2018	Loss allowance per IAS 39 as at January 1, 2018	Increase in allowance	Loss allowance per IFRS 9 as at January 1, 2018
III. Accounts receivable						
Trade receivables	658	–	658	(26)	(9)	(35)
Bank loans to customers	108	–	108	–	–	–
Other accounts receivable	116	–	116	(13)	(2)	(15)
Total Accounts receivable	882	–	882	(39)	(11)	(50)
IV. Other long-term financial assets						
Financial assets at fair value through profit or loss						
Bank deposits from Held to Maturity	493	(5)	488	–	–	–
Financial assets at amortized cost						
Bonds from Held to Maturity	13	–	13	–	–	–
Bank deposits from Held to Maturity	49	–	49	–	–	–
Loans given to associates and joint ventures from Loans and receivables	26	–	26	–	(8)	(8)
Long-term loans given from Loans and receivables	4	–	4	–	–	–
Other accounts receivable	3	–	3	–		
Financial assets at fair value through other comprehensive income						
Shares of PJSC INTER RAO UES	4	–	4	–	–	–
Shares of PJSC Russian Grids	1	–	1	–	–	–
Shares of JSC Modern Shipbuilding Technology	11	–	11	–	–	–
Other shares	2	–	2	–	–	–
Total Other long-term financial assets	606	(5)	601	–	(8)	(8)
Subtotal	2,146	(5)	2,141	(39)	(28)	(67)
Pre-tax effect on retained earnings					(33)	
After-tax effect on retained earnings					(28)	

4. Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires management to make a number of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The actual results, however, could differ from those estimates.

The most significant accounting estimates and assumptions used by the Company's management in preparing the consolidated financial statements include:

- estimation of oil and gas reserves;
- estimation of rights to, recoverability and useful lives of non-current assets;
- impairment of goodwill and fixed assets (Note 25 "Intangible assets and goodwill" and Note 24 "Property, plant and equipment and construction in progress");
- estimated credit losses for accounts receivable (Note 21 "Accounts receivable");
- assessment of asset retirement (decommissioning) obligations (Note 3 "Significant accounting policies", section: "Asset retirement (decommissioning) obligations", and Note 32 "Provisions");
- assessment of legal and tax contingencies, recognition and disclosure of contingent liabilities (Note 40 "Contingencies");

4. Significant accounting judgments, estimates and assumptions (continued)  assessment of deferred income tax assets and liabilities (Note 3 “Significant accounting policies”, section: “Income tax”, and Note 16 “Income tax”);  assessment of environmental remediation obligations (Note 32 “Provisions” and Note 40 “Contingencies”);  fair value measurements (Note 37 “Fair value of financial instruments”);  assessment of the Company’s ability to renew operating leases and to enter into new lease agreements;  purchase price allocation to the identifiable assets acquired and the liabilities assumed (Note 7 “Acquisition of subsidiaries and shares in joint operations”). Significant estimates and assumptions affecting the reported amounts are those used in determining the economic recoverability of reserves. Such estimates and assumptions may change over time when new information becomes available, e.g.:  more detailed information on reserves was obtained (either as a result of more detailed engineering calculations or additional exploration drilling activities);  supplemental activities to enhance oil recovery were conducted;  changes were made in economic estimates and assumptions (e.g. a change in pricing factors). 5. New and amended standards and interpretations issued but not yet effective In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases and establishes a single lessee accounting model. The most significant effect of the new requirements for the lessee will be an increase in right-of-use assets and financial liabilities. The new standard replaces the previous leases standard, IAS 17 Leases, and the related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will apply the Standard using modified retrospective approach which presumes recognition of cumulative effect of initial application at the date of the initial application i.e. January 1, 2019. According to preliminary estimates made by the Company, one-off recognition of non-current assets and financial liabilities will total 220-300 bln RUR as of January 1, 2019. In May 2017, the IASB issued IFRS 17 Insurance Contracts. IFRS 17 establishes a single framework for the accounting for insurance contracts and contains requirements for related disclosures. The new standard replaces IFRS 4 Insurance Contracts. The standard is effective for annual periods beginning on or after January 1, 2021. The Company does not expect the standard to have a material impact on the consolidated financial statements. In June 2017, the IASB issued IFRIC 23 Interpretation entitled Uncertainty over Income Tax Treatments. The IFRIC clarifies that for the purposes of calculating current and deferred tax, companies should use a tax treatment of uncertainties, which will probably be accepted by the tax authorities. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Company does not expect the interpretation to have a material impact on the consolidated financial statements. In October 2017, the IASB issued amendments to IFRS 9 Financial instruments named Prepayment Features with Negative Compensation. The amendments relate to financial assets with an option of early prepayment, the conditions of which allow early prepayment in a variable amount, which in turn may exceed as well as may be lower than remaining outstanding cash flows. The amendments allow to measure such prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met – instead of at fair value through profit or loss. The amendments are effective for annual periods beginning on or after January, 2019. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

5. New and amended standards and interpretations issued but not yet effective (continued) In February 2018, the IASB issued amendments to IAS 19 Employee benefits named Plan Amendment, Curtailment or Settlement. The amendments specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. The amendments are effective for annual periods beginning on or after January, 2019. The Company does not expect the amendments to have a material impact on the consolidated financial statements. In March 2018, the IASB issued a revised version of Conceptual Framework for Financial Reporting. In particular, the revised version introduces new definitions of assets and liabilities, as well as amended definitions of income and expenses. The new version is effective for annual periods beginning on or after January, 2020. The Company is currently assessing the impact of the revised version of Conceptual Framework on the consolidated financial statements. In October 2018, the IASB issued amendments to IFRS 3 Business Combinations. The amendments enhance definition of a business set out by the standard. The amendments are effective for acquisitions to occur on or after January 1, 2020; earlier application is permitted. Possible impact of the amendments on the consolidated financial statements as well as the necessity of early adoption will be assessed in course of accounting support for future significant transactions. In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, Changes in Accounting Estimates and Errors. The amendments to IAS 1 and IAS 8 introduce new definition of material. The amendments are effective on or after January 1, 2020; earlier application is permitted. The Company does not expect the amendments to have a material impact on the consolidated financial statements. 6. Capital and financial risk management Capital management The Company’s capital management objectives are to ensure its ability to continue as a going concern and to optimize the cost of capital in order to enhance value to shareholders. Total capital employed and financial liabilities less liquid financial assets are non-IFRS measures. The Company’s management performs a regular assessment of the financial liabilities less liquid financial assets to capital employed ratio to ensure it meets the Company’s requirements to fulfil the Company’s commitments and to retain strong financial stability. The Company’s employed capital is calculated as the sum of equity attributable to equity holders of Rosneft: share capital, reserves, retained earnings and non-controlling interests; financial liabilities, which include long and short-term loans and borrowings, other financial liabilities, as reported in the consolidated balance sheet, less liquid financial assets, including cash and cash equivalents, other short-term financial assets and certain long-term deposits. The Company’s financial liabilities less liquid financial assets to capital employed ratio was as follows: As of December 31, 2017 2018 (restated) Financial liabilities less liquid financial assets to capital employed ratio, % 37.9% 40.8%

6. Capital and financial risk management (continued) Financial risk management In the normal course of business the Company is exposed to the following financial risks: market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Company has introduced a risk management system and developed a number of procedures to measure, assess and monitor risks and select the relevant risk management techniques. The Company has developed, documented and approved the relevant policies pertaining to market, credit and liquidity risks and the use of derivative financial instruments. Foreign currency risk The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and euro. Foreign exchange risk arises from assets, liabilities, commercial transactions and financing denominated in foreign currencies. The carrying values of monetary assets and liabilities denominated in foreign currencies are presented in the table below: Assets Liabilities As of December 31, As of December 31, 2018 2017 2018 2017 US$ 864 903 (1,969) (1,885) EUR 684 425 (340) (67) Total 1,548 1,328 (2,309) (1,952) The Company seeks to identify and manage foreign exchange rate risk in a comprehensive manner, including an integrated analysis of natural economic hedges, in order to benefit from the correlation between income and expenses. The Company chooses the currency in which to hold cash, such as the Russian ruble, U.S. dollar or other currency for short-term risk management purposes. The long-term risk management strategy of the Company may involve the use of derivative or non-derivative financial instruments in order to minimize foreign exchange rate risk exposure. Cash flow hedging of the Company’s future exports The Company designated certain U.S. dollar-denominated borrowings as a hedge of the expected highly probable U.S. dollar-denominated export revenue stream in accordance with IFRS 9 Financial Instruments. A portion of future monthly export revenues expected to be received in U.S. dollars was designated as a hedged item. The nominal amounts of the hedged item and the hedging instruments were equal. To the extent that a change in the foreign currency rate impacts the fair value of the hedging instrument, the effects are recognized in other comprehensive income or loss and then reclassified to profit or loss in the period in which the hedged item affects the profit or loss. The Company’s foreign currency risk management strategy is to hedge future export revenue in the amount of the net monetary position in U.S. dollars. The Company aligns the hedged nominal amount to the net monetary position in U.S. dollars on a periodical basis.

6. Capital and financial risk management (continued) Cash flow hedging of the Company’s future exports (continued) Changes in the nominal hedging amount during 2018 are presented in the table below: The equivalent amount at the CBR exchange rate as of December 31, 2018, US$ million RUB billion Nominal amount as of December 31, 2017 873 61 Hedging instruments designated – – Realized cash flow foreign exchange hedges (55) (4) Hedging instruments de-designated (818) (57) Nominal amount as of December 31, 2018 – – The impact of foreign exchange cash flow hedges recognized in other comprehensive income is set out below: 2018 2017 Before Income Net of Before Income Net of income tax tax tax income tax tax tax Total recognized in other comprehensive (loss)/income as of the beginning of the year (290) 58 (232) (435) 87 (348) Foreign exchange effects recognized during the year – – – (1) – (1) Foreign exchange effects reclassified to profit or loss 146 (29) 117 146 (29) 117 Total recognized in other comprehensive (loss)/income for the year 146 (29) 117 145 (29) 116 Total recognized in other comprehensive (loss)/income as of the end of the year (144) 29 (115) (290) 58 (232) The schedule of the expected reclassification of the accumulated foreign exchange loss from other comprehensive income to profit or loss, as of December 31, 2018, is presented below: Year 2019 2020 2021 Total Reclassification (146) 2 – (144) Income tax 29 – – 29 Total, net of tax (117) 2 – (115)

6. Capital and financial risk management (continued)

Analysis of sensitivity of financial instruments to foreign exchange risk

The level of currency risk is assessed on a monthly basis using mathematical modeling methods (Monte Carlo method), as well as sensitivity analysis and is maintained within the limits adopted in line with the Company's policy. The table below summarizes the impact on the Company's income before income tax and equity of the depreciation/(appreciation) of the Russian ruble against the U.S. dollar and euro.

	U.S. dollar effect		Euro effect	
	2018	2017	2018	2017
Currency rate change in %	13.97%	10.09%	13.64%	11.34%
Gain/(loss)	85/(85)	72/(72)	42/(42)	19/(19)
Equity	(112)/112	(91)/91	(3)/3	2/(2)

Interest rate risk

Loans and borrowings raised at variable interest rates expose the Company to interest rate risk arising from the possible movement of variable elements of the overall interest rate.

As of December 31, 2018, the Company's variable rate liabilities totaled RUB 2,656 billion (net of interest payable). The Company analyzes its interest rate exposure, including by performing scenario analysis to measure the impact of an interest rate shift on annual income before income tax.

The table below summarizes the impact of a potential increase or decrease in interest rates on the Company's profit before tax, as applied to the variable element of interest rates on loans and borrowings. The increase/decrease is based on the management estimates of potential interest rate movements.

	Increase/decrease in interest rate	Effect on income before income tax
	basis points	RUB billion
2018	+5	(1)
	-5	1
2017	+6	(1)
	-6	1

The sensitivity analysis is limited to variable rate loans and borrowings and is conducted with all other variables held constant. The analysis is prepared with the assumption that the amount of variable rate liability outstanding at the balance sheet date was outstanding for the whole year. The interest rate on variable rate loans and borrowings will effectively change throughout the year in response to fluctuations in market interest rates.

The impact measured through the sensitivity analysis does not take into account other potential changes in economic conditions that may accompany the relevant changes in market interest rates.

Credit risk

The Company controls its own exposure to credit risk. All external customers and their financial guarantors, other than related parties, undergo a creditworthiness check (including sellers of goods and services who act on a prepayment basis). The Company performs an ongoing assessment and monitoring of the financial position and the risk of default. As of December 31, 2018, management assessed the impact of credit risk (if materialized) on the Company's financial indicators as low. The Company's exposure to credit risk is limited to the carrying value of financial assets recognized on the consolidated balance sheet, taking into consideration the information disclosed in Note 40 "Contingencies. Guarantees and indemnities issued".

6. Capital and financial risk management (continued)

Credit risk (continued)

In addition, as part of its cash management and credit risk function, the Company regularly evaluates the creditworthiness of financial and banking institutions where it deposits cash and performs trade finance operations. The Company primarily has banking relationships with the Russian subsidiaries of large international banking institutions and certain large Russian banks. Liquidity risk The Company has mature liquidity risk management processes covering short-term, mid-term and long-term funding. Liquidity risk is controlled through maintaining sufficient reserves and the adequate amount of committed credit facilities and loan funds. Management regularly monitors projected and actual cash flow information, analyzes the repayment schedules of the existing financial assets and liabilities, including upcoming un-accrued interest payments, and performs annual detailed budgeting procedures. The contractual maturities of the Company’s financial liabilities are presented below: Year ended December 31, 2018 On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 1,169 3,379 752 5,300 Finance lease liabilities – 9 19 18 46 Accounts payable to suppliers and contractors – 452 – – 452 Salary and other benefits payable – 88 – – 88 Current operating liabilities of subsidiary banks 77 376 17 – 470 Dividends payable – 1 – – 1 Other accounts payable – 63 – – 63 Derivative financial liabilities – 33 – – 33 Year ended December 31, 2017 On demand < 1 year 1 to 5 years > 5 years Total Loans and borrowings and other financial liabilities – 2,247 1,407 814 4,468 Finance lease liabilities – 9 24 21 54 Accounts payable to suppliers and contractors – 451 – – 451 Salary and other benefits payable – 81 – – 81 Current operating liabilities of subsidiary banks 89 247 – – 336 Dividends payable – 5 – – 5 Other accounts payable – 46 – – 46 Derivative financial liabilities – 74 – – 74

7. Acquisitions of subsidiaries and shares in joint operations Acquisitions of 2018 Acquisition of a share in a joint venture In the third quarter of 2018, the Company completed acquisition of a share in a joint venture engaged in exploration and evaluation activities. The following table summarizes the Company’s allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 1 Accounts receivable 2 Inventories 1 Total current assets 4 Total assets 4 LIABILITIES Current liabilities Accounts payable and accrued liabilities 1 Other current liabilities 1 Total current liabilities 2 Total liabilities 2 Identifiable net assets excluding intercompany liabilities and claims existing prior to the acquisition 2 Fair value of cash consideration transferred – Fair value of the Company’s investment in the joint venture 1 Intercompany liabilities existing prior to the acquisition (5) Total gain on bargain purchase 6 The gain on re-measurement of the Company’s investment in the joint venture to the fair value at acquisition date amounted to RUB 1 billion and is included in Other income.

7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2018 (continued) Acquisition of interests in joint ventures with ExxonMobil During the second quarter of 2018, following ExxonMobil withdrawal from several joint projects, the Company completed acquisition of interests in the joint ventures with ExxonMobil and obtained control. As of June 30, 2018 the Company prepared preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed. The purchase price allocation was finalized in December 2018. The following table summarizes the Company’s allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 1 Restricted cash 4 Other current assets 2 Total current assets 7 Non-current assets Property, plant and equipment 2 Total non-current assets 2 Total assets 9 Identifiable net assets excluding intercompany liabilities and claims existing prior to the acquisition 9 Fair value of cash consideration transferred – Fair value of the Company’s investments in joint ventures 6 Changes in the Company’s liabilities as a result of acquisition of control (11) Total gain on bargain purchase 14 The gain on re-measurement of the Company’s investments in joint ventures to the fair value at acquisition date amounted to RUB 5 billion and is included in Other income. Acquisition of shares in research and development institutions In June 2018 the Company acquired controlling interests in a number of institutions engaged in research, development and engineering services in oil and gas industry in line with the program of the federal and municipal property privatization. The cost of acquisition amounted to RUB 2 billion. Acquisitions of 2017 Acquisition of a 30% interest in the concession agreement for the development of the Zohr field In October 2017 the Company finalized the acquisition of a 30% stake in the concession agreement for the development of the Zohr field from Eni S.p.A. Participation in the exploration of this deep-water gas field in offshore Egypt allows the Company to substantially increase its gas production abroad within a short timeframe and strengthen its positions in this promising and strategically significant region. The acquisition price amounted to US$ 1.1 billion, while the compensation of the 30% share of past project costs to Eni S.p.A., which is subject to reimbursement according to the terms of the concession agreement, amounted to US$ 1.2 billion.

7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2017 (continued) The acquired interest in the concession agreement was classified as a joint operation, and was accounted for through the recognition of assets, liabilities, income and expenses in respect of the Company’s interests in accordance with IFRS 11, Joint Arrangements. Allocation of purchase price to the fair value of assets acquired and liabilities assumed is finalized. Fair value of assets acquired was property, plant and equipment in amount of US$ 2.3 billion. Finalization of the purchase price allocation of JSCB Peresvet acquisition In June 2017, the Company acquired a 99.9% share in JSCB Peresvet, a financial institution engaged in banking services. As of December 31, 2017, the purchase price allocation of the acquisition to the fair value of assets acquired and liabilities assumed was preliminary and was finalized in the third quarter of 2018. The following table summarizes the Company’s finalized allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Cash and cash equivalents 1 Obligatory reserves with the Bank of Russia 1 Loans to customers 27 Investment securities available for sale 21 Investment securities held to maturity 13 Expected future benefits from DIA’s financial aid in the form of a reduced rate loan 19 Investment property 3 Current profit tax assets 2 Total assets 87 LIABILITIES Amounts due to credit institutions 18 Amounts due to customers 15 Debt securities issued 7 Other borrowings 32 Other liabilities 15 Other provisions 2 Total liabilities 89 Total identifiable net assets at fair value (2) JSCB Peresvet’s liabilities to the Company existing prior to the acquisition 16 Identifiable net assets excluding intercompany liabilities and claims existing prior to the acquisition 14 Fair value of cash consideration transferred – Intercompany liabilities and claims existing prior to the acquisition 16 Consideration transferred to be included for the purpose of goodwill 16 Excluding identifiable net assets of JSCB Peresvet (14) Goodwill 2 As of December 31, 2017, the Company recognized impairment of goodwill arising from the JSCB Peresvet acquisition. The loss of RUB 2 billion is recognized in Other expenses of the Company’s consolidated statement of profit or loss for the year ended December 31, 2017 (Note 13). The estimated equity component of convertible bonds representing a non-controlling interest is zero.

7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2017 (continued) The fair value of the cash consideration transferred at the acquisition date was RUB 10 million. Cash flows arising from the JSCB Peresvet acquisition: Cash acquired as a result of the JSCB Peresvet acquisition 1 Cash paid – Net cash inflow 1 The carrying value of the loans to customers approximates the fair value as of the date of the acquisition. Had the JSCB Peresvet acquisition taken place at the beginning of the reporting period (January 1, 2017), revenues and net income of the combined entity would have been RUB 6,016 billion and RUB 312 billion, respectively, for the year ended December 31, 2017. Acquisition of LLC Independent Petroleum Company – Projects and LLC Drilling Service Technology In April, 2017 the Company completed the acquisition of 100% of shares in LLC Independent Petroleum Company – Projects, engaged in the development of the Kondinsky, Zapadno-Erginsky, Chaprovsky and Novo-Endyrsky license areas in the Khanty-Mansiysk Autonomous District and of 100% of shares in LLC Drilling Service Technology, engaged in the provision of drilling services in the Khanty-Mansiysk region. The consideration amounted to RUB 49 billion, net of cash acquired. The following table summarizes the Company’s allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 5 Other current assets 5 Total current assets 10 Non-current assets Property, plant and equipment 101 Deferred tax assets 2 Total non-current assets 103 Total assets 113 LIABILITIES Current liabilities Other current liabilities 9 Total current liabilities 9 Non-current liabilities Deferred tax liabilities 15 Loans and borrowings 44 Total non-current liabilities 59 Total liabilities 68 Total identifiable net assets at fair value 45 Goodwill 9 Total consideration transferred 54 7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2017 (continued)

Acquisition of TNK Trading International S.A. In December 2017, the Company obtained control over TNK Trading International S.A. (“TTI”) through concluding a number of agreements. Until December 2017 the Company considered its interest in TTI to be a part of investments in joint operations and accounted for it using the equity method. The following table summarizes the Company’s allocation of the purchase price to the fair value of assets acquired and liabilities assumed: ASSETS Current assets Cash and cash equivalents 11 Prepayments and other current assets 130 Accounts receivable 13 Other current financial assets 9 Total current assets 163 Non-current assets Intangible assets 11 Total non-current assets 11 Total assets 174 LIABILITIES Current liabilities Accounts payable and accrued liabilities 12 Profit tax payable 2 Total current liabilities 14 Non-current liabilities Loans and borrowings and other financial liabilities 130 Deferred tax liabilities 1 Total non-current liabilities 131 Total liabilities 145 Total identifiable net assets at fair value 29 Intercompany liabilities and claims existing prior to the acquisition (net payable from TTI ) 120 Identifiable net assets excluding intercompany liabilities and claims existing prior to the acquisition 149 Fair value of cash consideration transferred – Fair value of the Company’s investment in joint operations 14 Intercompany liabilities and claims existing prior to the acquisition 120 Consideration transferred to be included for the purpose of goodwill 134 Finance liability to the bank 19 Excluding identifiable net assets of TTI (149) Goodwill 4 No cash consideration was paid. As of December 31, 2017, the Company recognized an impairment of goodwill arising on TTI acquisition due to the existence of significant impairment indicators. Net effect recognized from the loss on impairment of goodwill arising on the acquisition and the gain on re-measurement of the Company’s investments in joint ventures to the fair value at acquisition date amounted to RUB 1 billion and is included in Other income of the Consolidated Statement of profit or loss.

7. Acquisitions of subsidiaries and shares in joint operations (continued)

Acquisitions of 2017 (continued)

The identifiable intangible asset amounting to RUB 11 billion represents an estimate of the future benefits arising from the oil trading agreements between TTI and its major oil supplier.

Cash flows arising from the TTI acquisition:

Cash acquired as a result of the TTI acquisition	11
Cash paid	–
Net cash inflow	11

The book value of the accounts receivable approximates their fair value as of the date of acquisition. There are no accounts receivable that are not expected to be collected.

Had TTI's acquisition taken place at the beginning of the reporting period (January 1, 2017), revenues and net income of the combined entity would have been RUB 6,043 billion and RUB 305 billion, respectively, for the twelve month period ended December 31, 2017.

In 2017 the Company completed several acquisitions, including a 99.9% share in JSCB Peresvet, a 30% stake in the Zohr field and obtained control over TNK Trading International S.A. At the date of the issuance of the consolidated financial statements for the year ended December 31, 2017 the Company made a preliminary allocation of the purchase price of these acquisitions. The allocation of the purchase prices of these acquisitions was finalized during 2018.

The following table summarizes the effect from the finalized purchase price allocations on the consolidated balance sheet as of December 31, 2017:

	Preliminary allocation	Effects from final allocation: JSCB Peresvet	TTI	Other acquisitions	Final allocation
ASSETS					
Total current assets	2,292	–	–	–	2,292
Non-current assets					
Property, plant and equipment	7,923	–	–	–	7,923
Intangible assets	71	2	2	–	75
Other long-term financial assets	606	–	–	–	606
Investments in associates and joint ventures	638	–	–	(3)	635
Bank loans granted	121	–	–	–	121
Deferred tax assets	26	–	–	–	26
Goodwill	265	–	–	–	265
Other non-current non-financial assets	285	–	–	–	285
Total non-current assets	9,935	2	2	(3)	9,936
Total assets	12,227	2	2	(3)	12,228
LIABILITIES AND EQUITY					
Total current liabilities	3,836	–	–	–	3,836
Total non-current liabilities	4,208	–	1	–	4,209
Equity					
Share capital	1	–	–	–	1
Additional paid-in capital	627	–	–	–	627
Other funds and reserves	(322)	–	–	–	(322)
Retained earnings	3,313	2	1	(3)	3,313
Rosneft shareholders' equity	3,619	2	1	(3)	3,619
Non-controlling interests	564	–	–	–	564
Total equity	4,183	2	1	(3)	4,183
Total liabilities and equity	12,227	2	2	(3)	12,228

7. Acquisitions of subsidiaries and shares in joint operations (continued) Acquisitions of 2017 (continued) The following table summarizes the effect from the finalized estimations on the consolidated statement of profit or loss for the year ended December 31, 2017: Before Effect from finalized estimation After finalized JSCB Other finalized estimation Peresvet TTI acquisitions estimation Revenues and equity share in profits of associates and joint ventures Oil, gas, petroleum products and petrochemicals sales 5,877 – – – 5,877 Support services and other revenues 77 – – – 77 Equity share in profits of associates and joint ventures 60 – – (3) 57 Total revenues and equity share in profits of associates and joint ventures 6,014 – – (3) 6,011 Total costs and expenses 5,390 – – – 5,390 Operating income 624 – – (3) 621 Finance income 107 – – – 107 Finance expenses (225) – – – (225) Other income 109 – 1 – 110 Other expenses (77) 2 – – (75) Foreign exchange differences 3 – – – 3 Cash flow hedges reclassified to profit or loss (146) – – – (146) Income before income tax 395 2 1 (3) 395 Income tax expense (98) – – – (98) Net income 297 2 1 (3) 297 Net income attributable to: - Rosneft shareholders 222 2 1 (3) 222 - non-controlling interests 75 – – – 75 Net income attributable to Rosneft per common share (in RUB) – basic and diluted 20.95 – – – 20.95 Weighted average number of shares outstanding (millions) 10,598 – – – 10,598

8. Segment information The Company determines its operating segments based on the nature of their operations. The performance of these operating segments is assessed by management on a regular basis. The Exploration and production segment is engaged in field exploration and the production of crude oil and natural gas. The Refining and distribution segment is engaged in processing crude oil and other hydrocarbons into petroleum products, as well as in the purchase, sale and transportation of crude oil and petroleum products. Corporate and other unallocated activities are not part of any operating segment and include corporate activity, activities involved in field development, the maintenance of infrastructure and the functioning of the first two segments, as well as banking and finance services, and other activities. Substantially all of the Company’s operations and assets are located in the Russian Federation. Segment performance is evaluated based on both revenues and operating income, which are measured on the same basis as in the consolidated financial statements, but with intersegment transactions revalued at market prices. The performance of the operating segments in 2018 is shown below: Corporate Exploration and other and Refining and unallocated production distribution activities Adjustments Consolidated Total revenues and equity share in profits of associates and joint ventures 4,679 8,255 136 (4,832) 8,238 Including: equity share in profits of associates and joint ventures 76 5 1 – 82 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,863 8,092 196 (4,832) 6,319 Depreciation, depletion and amortization 504 123 8 – 635 Total costs and expenses 3,367 8,215 204 (4,832) 6,954 Operating income 1,312 40 (68) – 1,284 Finance income – – 122 – 122 Finance expenses – – (290) – (290) Total finance expenses – – (168) – (168) Other income – – 49 – 49 Other expenses – – (294) – (294) Foreign exchange differences – – 107 – 107 Cash flow hedges reclassified to profit or loss – – (146) – (146) Income before income tax 1,312 40 (520) – 832 Income tax expense (246) (8) 71 – (183) Net income 1,066 32 (449) – 649

8. Segment information (continued) The performance of the operating segments in 2017 (restated) is shown below: Corporate and Exploration other and Refining and unallocated production distribution activities Adjustments Consolidated Total revenues and equity share in profits of associates and joint ventures 3,180 6,096 123 (3,388) 6,011 Including: equity share in profits of associates and joint ventures 42 13 2 – 57 Costs and expenses Costs and expenses other than depreciation, depletion and amortization 2,076 5,919 197 (3,388) 4,804 Depreciation, depletion and amortization 462 116 8 – 586 Total costs and expenses 2,538 6,035 205 (3,388) 5,390 Operating income 642 61 (82) – 621 Finance income – – 107 – 107 Finance expenses – – (225) – (225) Total finance expenses – – (118) – (118) Other income – – 110 – 110 Other expenses – – (75) – (75) Foreign exchange differences – – 3 – 3 Cash flow hedges reclassified to profit or loss – – (146) – (146) Income before income tax 642 61 (308) – 395 Income tax expense (120) (10) 32 – (98) Net income 522 51 (276) – 297 Oil, gas, petroleum products and petrochemicals sales comprise the following (based on the country indicated in the bill of lading): 2018 2017 International sales of crude oil, petroleum products and petrochemicals 5,791 3,986 International sales of crude oil, petroleum products and petrochemicals – CIS, other than Russia 357 262 Domestic sales of crude oil, petroleum products and petrochemicals 1,694 1,414 Sales of gas 234 215 Total oil, gas, petroleum products and petrochemicals sales 8,076 5,877 The Company is not dependent on any of its major customers or any one particular customer, as there is a liquid market for crude oil and petroleum products.

9. Taxes other than income tax Taxes other than income tax for the years ended December 31 comprise the following: 2018 2017 Mineral extraction tax 2,258 1,488 Excise tax 327 326 Property tax 42 38 Social charges 67 61 Other 7 6 Total taxes 2,701 1,919 10. Export customs duty Export customs duty for the years ended December 31 comprises the following: 2018 2017 Export customs duty on oil sales 777 480 Export customs duty on petroleum products and petrochemicals sales 284 178 Total export customs duty 1,061 658 11. Finance income Finance income for the years ended December 31 comprises the following: 2018 2017 Interest income on Financial assets* measured: - at amortized cost 46 44 - at fair value through other comprehensive income 14 13 - at fair value through profit or loss 9 8 Long-term advances issued (Note 28) 41 29 Total interest income 110 94 Decrease in loss allowance for expected credit losses on debt financial assets at amortized cost 1 – Change in fair value of financial assets measured at fair value through profit or loss 2 – Net gain from operations with derivative financial instruments 1 10 Gain from disposal of financial assets 3 3 Other finance income 5 – Total finance income 122 107 * Comparative information is presented in accordance with the classification of financial assets according to IFRS 9 Financial Instruments, applied from January 1, 2018, for similar types of financial assets.

12. Finance expenses Finance expenses for the years ended December 31 comprise the following: 2018 2017 Interest expenses on Loans and borrowings (133) (113) Prepayment on long-term oil and petroleum products supply agreements (Note 33) (91) (81) Other interest expenses (10) (5) Total interest expenses (234) (199) Increase in provision due to the unwinding of a discount (19) (17) Increase in loss allowance for expected credit losses on debt financial assets: - at fair value through other comprehensive income (4) – - at amortized cost (3) – Change in fair value of financial assets measured at fair value through profit or loss (12) – Net loss from operations with derivative financial instruments (17) – Loss from disposal of financial assets – (8) Other finance expenses (1) (1) Total finance expenses (290) (225) 13. Other income and expenses Other income for the years ended December 31 comprises the following: 2017 2018 (restated) Compensation payment for licenses from joint venture parties 1 1 Insurance indemnity 3 – Gain on re-measurement of fair value of the Company’s investments in joint ventures 6 – Gain on bargain purchase 20 1 Gain on out-of-court settlement 13 100 Other 6 8 Total other income 49 110 Other expenses for the years ended December 31 comprise the following: 2017 2018 (restated) Sale and disposal of property, plant and equipment and intangible assets (14) (13) Impairment of assets (219) (24) Disposal of non-production assets (1) (3) Provision for legal claims (13) – Social payments, charity, financial aid (23) (20) Other (24) (15) Total other expenses (294) (75)

14. Personnel expenses Personnel expenses for the years ended December 31 comprise the following: 2018 2017 Salary 271 249 Statutory insurance contributions 68 62 Expenses on non-statutory defined contribution plan 12 7 Other employee benefits 15 13 Total personnel expenses 366 331 Personnel expenses are included in Production and operating expenses, General and administrative expenses and Other expenses in the consolidated statement of profit or loss. 15. Operating leases Operating lease agreements have various terms and conditions and primarily consist of indefinite tenancy agreements for the lease of land plots under oilfield pipelines and petrol stations, agreements for the lease of rail cars and rail tank cars for periods over 12 months, and agreements for the lease of land plots for industrial sites of the Company’s oil refining plants. The agreements provide for an annual revision of the rental rates and contractual terms and conditions. Total operating lease expenses for the years ended December 31, 2018 and 2017 amounted to RUB 29 billion and RUB 28 billion, respectively. The expenses were recognized within Production and operating expenses, General and administrative expenses and Other expenses in the consolidated statement of profit or loss. Future minimum lease payments under the above operating lease agreements as of December 31 are as follows: 2018 2017 Less than 1 year 35 29 From 1 to 5 years 78 82 Over 5 years 199 198 Total future minimum lease payments 312 309 16. Income tax Income tax expenses for the years ended December 31 comprise the following: 2018 2017 Current income tax expense 175 120 Deferred tax expense /(benefit) due to the origination and reversal of temporary differences 8 (22) Total income tax expense 183 98 In 2018 and 2017, the Company’s subsidiaries domiciled in the Russian Federation applied the standard Russian income tax rate of 20%, except for applicable regional tax relief. The income tax rates applicable for subsidiaries incorporated in foreign jurisdictions are based on local regulations and vary from 0% to 34%.

16. Income tax (continued) Temporary differences between these consolidated financial statements and tax records gave rise to the following deferred income tax assets and liabilities: Consolidated statement of Consolidated balance sheet profit or loss for the years, as of December 31, ended December 31, 2017 2018 (restated) 2018 2017 Short-term accounts receivable 9 7 – – Property, plant and equipment 14 14 – 4 Short-term accounts payable and accrued liabilities 15 13 2 4 Loans and borrowings and other financial liabilities 9 20 (11) (5) Provisions 13 9 4 (1) Tax loss carry forward 51 58 (7) 28 Other 23 11 11 (1) Less: deferred tax liabilities offset (106) (106) – – Deferred tax assets 28 26 (1) 29 Inventories (13) (13) – (3) Property, plant and equipment (637) (615) (11) (15) Mineral rights (264) (267) 3 7 Intangible assets (9) (5) (4) 1 Investments in associates and joint ventures (8) (12) – (2) Other (12) (8) 5 5 Less: deferred tax assets offset 106 106 – – Deferred tax liabilities (837) (814) (7) (7) Deferred income tax (expense)/benefit (8) 22 Net deferred tax liabilities (809) (788) Recognized in the consolidated balance sheet as following Deferred tax assets 28 26 Deferred tax liabilities (837) (814) Net deferred tax liabilities (809) (788) The reconciliation of net deferred tax liabilities is as follows: 2017 2018 (restated) As of January 1 (788) (791) Adjustment on initial application of IFRS 9 5 – Deferred income tax (expense)/benefit, recognized in the consolidated statement of profit or loss (8) 22 Acquisition of subsidiaries and shares in joint operations (Note 7) (9) (14) Deferred tax expenses recognized in other comprehensive income (9) (5) As of December 31 (809) (788)

16. Income tax (continued) The reconciliation between actual income tax expense and theoretical income tax expense calculated as accounting profit multiplied by the 20% tax rate for the years ended December 31 is as follows: 2017 2018 (restated) Income before income tax 832 395 Income tax at statutory rate of 20% 166 79 Increase/(decrease) resulting from: Effect of change in unrecognized deferred tax assets 13 4 Effect of income tax rates in other jurisdictions – 2 Effect of special tax treatments 3 2 Effect of income tax relief (24) (12) Effect of equity share in profits of associates and joint ventures (14) (8) Effect of tax on intercompany dividends 6 1 Effect of tax on controlled investments in foreign subsidiaries (3) 2 Effect from goodwill write-off 36 2 Effect from acquisition of interests in joint ventures (8) – Effect from obtaining control over a subsidiary – (1) Effect from disposal of subsidiaries – (1) Effect from sale of shares in subsidiaries 1 – Effect of prior period adjustments (10) 1 Effect of non-taxable income and non-deductible expenses 17 27 Income tax 183 98 Unrecognized deferred tax assets in the consolidated balance sheet for the years ended December 31, 2018 and 2017 amounted to RUB 72 billion and RUB 55 billion, respectively, related to unused tax losses. In respect of recognized deferred tax assets on tax losses carried forward management considers it probable that future taxable profits will be available for the Company against which these tax losses can be utilized. The total amount of temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized, amounted to RUB 849 billion as of December 31, 2018. According to Russian tax legislation undistributed profit of foreign subsidiaries recognized as controlled foreign companies may form an additional tax base for Rosneft (and for certain Russian subsidiaries holding investments in foreign entities). In particular, undistributed 2018 profits of controlled foreign companies are included in the Company’s tax base as of December 31, 2019 and recorded in the tax declaration. The consequences of taxation of controlled foreign companies are considered in the determination of current and deferred tax liabilities.

17. Non-controlling interests

Non-controlling interests include:

	As of December 31, 2018		2018	As of December 31, 2017		2017
	Non-controlling interest (%)	Non-controlling interest as of the end of the year	Non-controlling interest in net income	Non-controlling interest (%)	Non-controlling interest as of the end of the year (restated)	Non-controlling interest in net income (restated)
PJSC Bashneft Oil Company	39.67	240	30	39.67	221	40
JSC Vankorneft	49.90	143	38	49.90	140	28
LLC Taas-Yuriakh Neftegazodobycha	49.90	119	24	49.90	104	3
JSC Verkhnechonskneftegaz	20.05	48	10	20.05	43	3
LLC Kharampurneftegas	49.00	24	–	–	–	–
LLC Sorovskneft	39.67	21	1	39.67	20	1
PJSC Ufaorgsintez	42.66	18	–	42.66	19	1
LLC Bashneft-Dobycha	39.67	7	1	39.67	7	1
Non-controlling interests in other entities	various	4	(4)	various	10	(2)
Total non-controlling interests		624	100		564	75

In December 2017, the Company and BP have entered into an agreement to develop certain subsoil resources. In accordance with the agreement the parties have commenced project activities in LLC Kharampurneftegas, subsidiary of the Company (BP share – 49%), in the second quarter of 2018.

On June 29, 2017 the Company completed the sale of a 20% share in JSC Verkhnechonskneftegaz, a subsidiary, to Beijing Gas Singapore Private Limited, a subsidiary of Beijing Gas Group Co., Ltd. for a consideration of US$ 1.1 billion (RUB 65 billion at the CBR official exchange rate at the transaction closing date).

The summarized financial information of subsidiaries that have material non-controlling interests is provided below. This information is presented before intercompany eliminations.

Summarized statement of profit or loss for 2018	PJSC Bashneft Oil Company	JSC Vankorneft	LLC Taas-Yuriakh Neftegazodobycha
Revenues	803	426	99
Costs and other income and expenses	(707)	(335)	(41)
Income before income tax	96	91	58
Income tax expense	(19)	(15)	(10)
Net income	77	76	48
incl. attributable to non-controlling interests	30	38	24

17. Non-controlling interests (continued) Summarized statement of PJSC Bashneft LLC Taas-Yuriakh profit or loss for 2017 Oil Company JSC Vankorneft Neftegazodobycha Revenues 614 330 29 Costs and other income and expenses (486) (260) (21) Income before income tax 128 70 8 Income tax expense (27) (12) (2) Net income 101 58 6 incl. attributable to non-controlling interests 40 28 3 Summarized balance sheet PJSC Bashneft LLC Taas-Yuriakh as at December 31, 2018 Oil Company JSC Vankorneft Neftegazodobycha Current assets 849 70 33 Non-current assets 768 302 223 Total assets 1,617 372 256 Current liabilities 698 43 8 Non-current liabilities 222 32 27 Equity 697 297 221 Total equity and liabilities 1,617 372 256 incl. non-controlling interests 240 143 119 Summarized balance sheet PJSC Bashneft LLC Taas-Yuriakh as at December 31, 2017 Oil Company JSC Vankorneft Neftegazodobycha Current assets 324 71 11 Non-current assets 792 292 215 Total assets 1,116 363 226 Current liabilities 234 36 7 Non-current liabilities 234 35 28 Equity 648 292 191 Total equity and liabilities 1,116 363 226 incl. non-controlling interests 221 140 104 18. Earnings per share For the years ended December 31 basic and diluted earnings per share comprise the following: 2018 2017 Net income attributable to shareholders of Rosneft 549 222 Weighted average number of issued common shares outstanding (millions) 10,598 10,598 Total basic and diluted earnings per share (RUB) 51.80 20.95

19. Cash and cash equivalents Cash and cash equivalents comprise the following: As of December 31, 2018 2017 Cash on hand and in bank accounts in RUB 30 44 Cash on hand and in bank accounts in foreign currencies 572 124 Deposits 221 142 Other 9 12 Total cash and cash equivalents 832 322 Cash accounts denominated in foreign currencies primarily comprise cash in euro and U.S. dollars. Deposits are interest bearing and denominated in U.S. dollars, RUB, and euro. Restricted cash includes the obligatory reserve of subsidiary banks with the CBR in the amount of RUB 6 billion and RUB 4 billion as of December 31, 2018 and 2017, respectively. 20. Other short-term financial assets Other short-term financial assets comprise the following: As of December 31, 2018 2017 Financial assets at fair value through other comprehensive income Bonds 162 117 Promissory notes 151 85 Stocks and shares 42 44 Loans granted under reverse repurchase agreements 56 – Financial assets at amortized cost Bonds 1 1 Loans granted – 13 Loans issued to associates 2 32 Deposits and certificates of deposit 218 43 Financial assets at fair value through profit or loss Deposits 1 1 Total other short-term financial assets 633 336 As of December 31, 2018 and 2017 bonds and notes at fair value through other comprehensive income comprise the following: 2018 2017 Interest rate Date Interest rate Date Type of security Balance p.a. of maturity Balance p.a. of maturity May 2019 – January 2018 – State and municipal bonds 18 2.5-14.15% March 2033 34 5.0-14.15% March 2033 January 2019 – January 2018 – Corporate bonds 144 2.95-14.25% September 2032 79 3.08-14.25% September 2032 Bank of Russia bonds – 4 7.75% January 2018 January 2019 – February 2018 – Promissory notes 151 3.8-9.0% December 2023 85 3.8-4.5% January 2022 Total 313 202 As of December 31, 2018, deposits and certificates of deposit are denominated mainly in U.S. dollars and earn interest from 3.7% to 6.05% p.a.

20. Other short-term financial assets (continued) Financial assets at amortized cost are presented net of allowance for expected credit losses in the amount of RUB 3 billion as of December 31, 2018. The allowance for expected credit losses on financial assets at fair value through other comprehensive income in the amount of RUB 7 billion as of December 31, 2018 is recognized in other comprehensive income. Set out below is the movement in the loss allowance for expected credit losses on other short-term financial assets: As of As of January 1, Increase in Decrease in Reclassifica- December 31, 2018 allowance allowance tion 2018 Loss allowance at an amount equal to 12-month expected credit losses: - on financial assets at fair value through other comprehensive income 2 5 – – 7 - on financial assets at amortized cost 1 – – – 1 Loss allowance at an amount equal to lifetime expected credit losses: - on financial assets at amortized cost 5 1 – (4) 2 As of December 31, 2018 the Company has no financial assets, which were credit-impaired at initial recognition. 21. Accounts receivable Accounts receivable include the following: As of December 31, 2018 2017 Trade receivables 523 658 Bank loans to customers 124 108 Other accounts receivable 51 116 Total 698 882 Allowance for expected credit losses (56) (39)* Total accounts receivable, net of allowance 642 843 * In accordance with the requirements of IAS 39 Reconciliation of allowance balances from IAS 39 to IFRS 9 at January 1, 2018 is presented in Note 3 “Significant accounting policies” As of December 31, 2018 and 2017 accounts receivable were not pledged as collateral for loans and borrowings provided to the Company. Set out below is the movement in the loss allowance for expected credit losses on accounts receivable: As of As of January 1, Increase in Decrease in December 31, 2018 allowance allowance 2018 Loss allowance at an amount equal to 12-month expected credit losses on trade receivables 35 13 (11) 37 Allowance for expected credit losses on other accounts receivable 15 7 (3) 19 Total 50 20 (14) 56

21. Accounts receivable (continued) Due to the high credit quality and short term-nature of trade receivables, the loss allowance for expected credit losses for significant counterparties is determined based on 12-month expected credit losses. The Company has no trade receivables assets of buyers and customers that are credit impaired upon initial recognition. 22. Inventories Inventories comprise the following: As of December 31, 2018 2017 Crude oil and gas 91 88 Petroleum products and petrochemicals 205 158 Materials and supplies 97 78 Total inventories 393 324 Petroleum products and petrochemicals include those designated both for sale and for own use. For the years ended December 31: 2018 2017 Cost of inventories recognized as an expense during the period 1,306 977 The cost of inventories recognized as expense during the period is included in Production and operating expenses, Cost of purchased oil, gas, petroleum products and refining costs and General and administrative expenses in the consolidated statement of profit or loss. 23. Prepayments and other current assets Prepayments and other current assets comprise the following: As of December 31, 2018 2017 Value added tax and excise receivable 221 180 Prepayments to suppliers: 217 210 Current portion of long-term prepayments issued 148 154 Settlements with customs 41 37 Profit and other tax payments 20 19 Other 11 8 Total prepayments and other current assets 510 454 Settlements with customs primarily represent export duties related to the export of crude oil and petroleum products (Note 10).

24. Property, plant and equipment and construction in progress

	Exploration and production	Refining and distribution	Corporate and other unallocated activities	Total
Cost as of January 1, 2017	7,513	2,052	119	9,684
Depreciation, depletion and impairment losses as of January 1, 2017	(2,174)	(371)	(30)	(2,575)
Net book value as of January 1, 2017	5,339	1,681	89	7,109
Prepayments for property, plant and equipment as of January 1, 2017	21	16	5	42
Total as of January 1, 2017	5,360	1,697	94	7,151
Cost				
Acquisitions of subsidiaries and shares in joint operations (Note 7)	277	–	4	281
Additions	948	125	20	1,093
Including capitalized expenses on loans and borrowings	105	39	–	144
Disposals and other movements	(25)	(17)	(2)	(44)
Foreign exchange differences	(23)	12	(2)	(13)
Cost of asset retirement (decommissioning) obligations	29	–	–	29
As of December 31, 2017	8,719	2,172	139	11,030
Depreciation, depletion and impairment losses				
Depreciation and depletion charge	(474)	(113)	(9)	(596)
Disposals and other movements	11	8	1	20
Impairment of assets	(4)	(2)	(7)	(13)
Foreign exchange differences	13	–	1	14
As of December 31, 2017	(2,628)	(478)	(44)	(3,150)
Net book value as of December 31, 2017	6,091	1,694	95	7,880
Prepayments for property, plant and equipment as of December 31, 2017	9	7	27	43
Total as of December 31, 2017	6,100	1,701	122	7,923
Cost				
Acquisitions of subsidiaries and shares in joint operations (Note 7)	2	–	2	4
Additions	995	130	5	1,130
Including capitalized expenses on loans and borrowings	143	48	–	191
Disposals and other movements	(61)	14	(8)	(55)
Foreign exchange differences	129	31	3	163
Cost of asset retirement (decommissioning) obligations	(27)	–	–	(27)
As of December 31, 2018	9,757	2,347	141	12,245
Depreciation, depletion and impairment losses				
Depreciation and depletion charge	(519)	(113)	(8)	(640)
Disposals and other movements	40	(14)	3	29
Impairment of assets	(17)	(12)	–	(29)
Foreign exchange differences	(59)	(3)	(1)	(63)
As of December 31, 2018	(3,183)	(620)	(50)	(3,853)
Net book value as of December 31, 2018	6,574	1,727	91	8,392
Prepayments for property, plant and equipment as of December 31, 2018	9	15	29	53
Total as of December 31, 2018	6,583	1,742	120	8,445

24. Property, plant and equipment and construction in progress (continued) The cost of construction in progress included in property, plant and equipment was RUB 2,351 billion and RUB 2,013 billion as of December 31, 2018 and 2017, respectively. The depreciation charge includes depreciation which was capitalized as part of the construction cost of property, plant and equipment and the cost of inventory in the amount of RUB 18 billion and RUB 15 billion for the years ended December 31, 2018 and 2017, respectively. The Company capitalized RUB 191 billion (including RUB 147 billion in capitalized interest expense) and RUB 144 billion (including RUB 117 billion in capitalized interest expense) of expenses on loans and borrowings in 2018 and 2017, respectively. During 2018 and 2017 the Company received government grants for capital expenditures in the amount of RUB 10 billion and RUB 8 billion, respectively. Grants are accounted for as a reduction of additions in the Exploration and production segment. The weighted average rates used to determine the amount of borrowing costs eligible for capitalization are 11.63% and 8.31% p.a. in 2018 and 2017, respectively. Due to the factors and circumstances leading to the impairment of goodwill in the Refining and distribution segment (Note 25), the Company performed an impairment test of its refining assets by individual refinery (groups of refineries) which resulted in the impairment of the segment's property, plant and equipment in the amount of RUB 12 billion, recognized in Other expenses (Note 13). The key assumptions used in calculating the value in use of property, plant and equipment largely coincide with those presented in Note 25, but take into consideration the more favorable macroeconomic indicators and forecasts for this segment, as well as the clarification of the regulatory parameters of taxation in the oil refining industry in the fourth quarter of 2018. Exploration and evaluation assets Exploration and evaluation assets included in the Exploration and production segment, including mineral rights to unproved properties, comprise the following: 2018 2017 Cost as of January 1 386 243 Impairment losses as of January 1 – – Net book value as of January 1 386 243 Cost Acquisition of subsidiaries (Note 7) – 47 Acquisition of interest in joint arrangements – 37 Capitalized expenditures 42 71 Reclassified to development assets (43) (8) Expensed (1) (2) Utilization of impairment reserve – – Foreign exchange differences 13 (2) As of December 31 397 386 Impairment losses Accrual of impairment reserve (17) – As of December 31 (17) – Net book value as of December 31 380 386

24. Property, plant and equipment and construction in progress (continued)

Provision for asset retirement (decommissioning) obligations

The provision for asset retirement (decommissioning) obligations was RUB 80 billion and RUB 98 billion as of December 31, 2018 and 2017, respectively, and included in Property, plant and equipment.

25. Intangible assets and goodwill

Intangible assets and goodwill comprise the following:

	Rights for land lease	Other intangible assets	Total intangible assets	Goodwill
Cost as of January 1, 2017	34	48	82	256
Amortization as of January 1, 2017	(13)	(10)	(23)	–
Net book value as of January 1, 2017	21	38	59	256
Cost				
Additions	–	10	10	–
Acquisition of subsidiaries (Note 7)	–	30	30	15
Disposals	–	(18)	(18)	(6)
Foreign exchange differences	–	–	–	–
As of December 31, 2017 (restated)	34	70	104	265
Amortization				
Amortization charge	(2)	(5)	(7)	–
Disposal of amortization	–	1	1	–
Foreign exchange differences	–	–	–	–
As of December 31, 2017 (restated)	(15)	(14)	(29)	–
Net book value as of December 31, 2017 (restated)	19	56	75	265
Cost				
Additions	–	15	15	–
Acquisition of subsidiaries (Note 7)	–	–	–	–
Disposals	–	(4)	(4)	(180)
Foreign exchange differences	1	3	4	–
As of December 31, 2018	35	84	119	85
Amortization				
Amortization charge	(1)	(14)	(15)	–
Disposal of amortization	–	2	2	–
Foreign exchange differences	(1)	(1)	(2)	–
As of December 31, 2018	(17)	(27)	(44)	–
Net book value as of December 31, 2018	18	57	75	85

25. Intangible assets and goodwill (continued) December 31, December 31, 2018 2017 Goodwill Exploration and production 85 85 Refining and distribution – 180 Total 85 265 Goodwill acquired through business combinations is allocated to the relevant groups of cash generating units that are operating segments – the Exploration and production segment and the Refining and distribution segment. In assessing whether goodwill has been impaired, the current value of the operating segments (including goodwill) is compared with their estimated value in use. The Company estimates the value in use of the operating segments using a discounted cash flow model. Future cash flows are adjusted for risks specific to each segment and discounted using a rate that reflects current market assessments of the time value of money and the risks specific to each segment, for which the future cash flow estimates have not been adjusted. The Company’s business plan, approved by the Company’s Board of Directors, is the primary source of information for the determination of the operating segments’ value in use. The business plan contains internal forecasts of oil and gas production, refinery throughputs, sales volumes of various types of refined products, revenues, operating and capital expenditures. As an initial step in the preparation of these plans, various assumptions, such as concerning oil prices, natural gas prices, refining margins, petroleum product margins and cost inflation rates, are set. These assumptions take into account the current prices, U.S. dollar and RUB inflation rates, other macroeconomic factors and historical trends, as well as market volatility. In determining the value in use for each of the operating segments, twelve-year period cash flows calculated on the basis of the Company management’s forecasts are discounted and aggregated with the segments’ terminal value. The use of a forecast period longer than five years originates from the industry’s average investment cycle. For the calculation of the terminal value of the Company’s segments in the post-forecast period the Gordon model is used. The Company performs its annual goodwill impairment test as of October 1 of each year. The impairment test was performed at the beginning of the fourth quarter of each year using the most actual information available at the date of the impairment test. As a result of the annual test, no impairment of goodwill was identified in 2017. In the beginning of August 2018, the laws on the completion of the tax maneuver in the Russian oil industry were adopted, involving a significant change in the parameters of the fiscal regime. These laws, in a number of scenarios, combined with the current macroeconomic environment and taking into account the measures on stabilizing the prices for petroleum products in the domestic market could create conditions in which the value in use of the oil refining, marketing and logistics business of the Company would be exposed to additional risks. Considering that for the six months of 2018 Refining and distribution segment demonstrated an operating loss, the Company decided to revise the key assumptions used for determining the estimated value in use of the Refining and distribution segment. As a result the carrying amount exceeded its value in use, and RUB 47 billion of impairment loss was recognized in the Interim condensed consolidated financial statements for six months ended June 30, 2018.

25. Intangible assets and goodwill (continued) In the third quarter of 2018 the impairment test was updated following further ruble depreciation and oil prices growth along with the corresponding change of the long-term macroeconomic forecast, as well as an uncertainty about the changes to the calculation and administration procedures in respect of the reverse excise for refineries and its price-shocks reducing component. As a result of the update, the excess of carrying amount over its value in use was identified for the Refining and distribution segment and the impairment of the full amount of goodwill was recognized. The lag in the growth rate of market prices for petroleum products compared to the growth rate of crude oil prices is the main factor that led to the impairment of goodwill of the Refining and distribution segment. The impairment loss of RUB 133 billion was recognized in Other expenses of the Interim consolidated statement of profit or loss for three months ended September 30, 2018. The total amount of goodwill impairment loss recognized in Other expenses of the Consolidated statement of profit or loss for twelve months ended December 31, 2018 is RUB 180 billion. Due to the recognized impairment of the Refining and distribution segment goodwill the Company also performed impairment test of its refining property, plant and equipment, as a result of which the impairment loss was identified and recognized in Property, plant and equipment (Note 24). As a result of the annual goodwill impairment test, no impairment of goodwill was identified in 2018 for the Exploration and production segment due to the substantial headroom in the esteemed value in use over identified net assets for the segment. Key assumptions applied to the calculation of value in use Discounted cash flows are most sensitive to changes in the following factors:  The discount rate The discount rate calculation is based on the Company’s weighted average cost of capital adjusted to reflect the pre-tax discount rate and the discount rate was 10.3% p.a. in 2018 (12.4% p.a. in 2017).  The estimated average annual RUB / U.S. dollar exchange rate The average annual RUB / U.S. dollar exchange rate was forecasted as follows: RUB 63.9 for 2019, RUB 63.8 for 2020, RUB 64.0 for 2021, RUB 64.7 for 2022, RUB 66.3 for 2023 and RUB 68.0 from 2024 onwards.  Oil and petroleum products prices The Urals oil price was forecasted as follows: RUB 4,051 per barrel for 2019, RUB 3,811 per barrel for 2020, RUB 3,703 per barrel for 2021, RUB 3,647 per barrel for 2022, RUB 3,651 per barrel for 2023 and RUB 3,636 per barrel from 2024 onwards. These prices, in turn, form the basis of the forecasted purchase prices for oil consumed in refining and export sales prices for Company’s petroleum products. Oil purchases of the Refining and distribution segment are based on “netback” (export market prices for oil and gas condensate, minus transportation costs, export duties, storage costs, selling expenses and other sales-related expenses). The weighted average price of petroleum products (excluding petrochemicals) was forecasted as follows: RUB 34.5 thousand per tonne, RUB 33.3 thousand per tonne and RUB 33.0 – 34.0 thousand per tonne for 2019, 2020 and from 2021 onwards, respectively.  Production volumes Estimated production volumes were based on detailed data for the fields and refineries and the field development plans and refineries utilization rates approved by management through the long-term planning process were taken into account. As of December 31, 2018 and 2017 the Company did not have any intangible assets with indefinite useful lives. As of December 31, 2018 and 2017 no intangible assets have been pledged as collateral.

26. Other long-term financial assets Other long-term financial assets net of future credit losses comprise the following: As of December 31, 2018 2017 Financial assets at fair value through other comprehensive income Stocks and shares 18 18 Financial assets at amortized cost Bonds 28 13 Loans granted 18 4 Loans issued to associates 31 26 Deposits and certificates of deposit 23 49 Other accounts receivable 11 3 Financial assets at fair value through profit or loss Deposits 110 493 Total other long-term financial assets 239 606 Bank deposits of the Company are placed in rubles, US dollars and euros at interest rates ranging from 1.5% to 8.75% p.a. Bonds mainly include federal loan bonds owned by JSCB Peresvet and JSC Russian Regional Development Bank (VBRR). No long-term financial assets were pledged as collateral as of December 31, 2018 and 2017. As of December 31, 2018 and 2017, no long-term financial assets were received by the Company as collateral. Set out below is the movement in the loss allowance for expected credit losses on other long-term financial assets: As of As of January 1, Increase in Decrease in Reclassifica- December 31, 2018 allowance allowance tion 2018 Loss allowance at an amount equal to 12-month expected credit losses: - on financial assets at amortized cost 1 – – – 1 Loss allowance at an amount equal to lifetime expected credit losses: - on financial assets at amortized cost 7 3 – 4 14 As of December 31, 2018 the Company has no financial assets, which were credit-impaired at initial recognition.

27. Investments in associates and joint ventures

Investments in associates and joint ventures comprise the following:

Name of investee	Country	Company's share as of December 31, 2018, %	As of December 31, 2018	As of December 31, 2017 (restated)
Joint ventures				
PJSC NGK Slavneft	Russia	49.94	167	156
Petromonagas S.A.	Venezuela	40.00	77	46
Taihu Ltd (OJSC Udmurtneft)	Cyprus	51.00	58	47
Messoyahaneftegaz JSC	Russia	50.00	37	15
Petrovictoria S.A.	Venezuela	40.00	31	25
National Oil Consortium LLC	Russia	80.00	30	24
Fuel-filling complex of Vnukovo	Russia	50.00	17	18
SIA ITERA Latvija	Latvia	66.00	3	4
Arktikshelfneftegaz JSC	Russia	50.00	2	2
RN Pechora LLC	Russia	1.00	–	8
Associates				
Nayara Energy Limited	India	49.13	251	224
Purgaz CJSC	Russia	49.00	34	39
Petrocas Energy International Ltd	Cyprus	49.00	11	9
Nizhnevartovskaya TPP JSC	Russia	25.01	4	4
Other associates	various	various	13	14
Total associates and joint ventures			735	635

The equity share in profits/(losses) of associates and joint ventures comprises the following:

	Company's share as of December 31, 2018, %	Share in income/(loss) of equity investees 2018	Share in income/(loss) of equity investees 2017 (restated)
Messoyahaneftegaz JSC	50.00	31	11
Petromonagas S.A.	40.00	19	8
PJSC NGK Slavneft	49.94	11	7
TNK Trading International S.A.	59.95	–	10
Other	various	21	21
Total equity share in profits of associates and joint ventures		82	57

The unrecognized share of losses of associates and joint ventures comprises the following:

Name of investee	As of December 31, 2018	As of December 31, 2017
LLC Veninneft	2	2
LLP Adai Petroleum Company	8	7
Boqueron S.A.	6	6
Petroperija S.A.	4	3
Total unrecognized share of losses of associates and joint ventures	20	18

27. Investments in associates and joint ventures (continued) Financial information of significant associates and joint ventures as of December 31, 2018 and 2017 is presented below: As of December 31, Nayara Energy Limited 2018 2017 Current assets 162 264 Non-current assets 396 359 Total assets 558 623 Current liabilities (242) (415) Non-current liabilities (284) (187) Total liabilities (526) (602) Net assets 32 21 The Company’s share, % 49.13 49.13 The Company’s total share in net assets 16 10 Goodwill 235 214 Total 251 224 Nayara Energy Limited 2018 2017 Revenues 912 282 Finance expenses (27) (15) Depreciation, depletion and amortization (16) (6) Other expenses (860) (257) Income before tax 9 4 Income tax (4) (1) Net income 5 3 The Company’s share, % 49.13 49.13 The Company’s total share in net income 2 2 The Company’s share of the currency translation effect amounted to an income of RUB 25 billion and a loss of RUB 8 billion for the years ended December 31, 2018 and 2017, respectively, which was included in foreign exchange differences in the translation of foreign operations in the consolidated statement of other comprehensive income for 2018 and 2017. As of December 31, PJSC NGK Slavneft 2018 2017 Current assets 93 60 Non-current assets 473 447 Total assets 566 507 Current liabilities (63) (66) Non-current liabilities (168) (129) Total liabilities (231) (195) Net assets 335 312 The Company’s share, % 49.94 49.94 The Company’s total share in net assets 167 156

27. Investments in associates and joint ventures (continued) PJSC NGK Slavneft 2018 2017 Revenues 314 241 Finance income – 1 Finance expenses (9) (7) Depreciation, depletion and amortization (47) (47) Other expenses (228) (171) Income before tax 30 17 Income tax (8) (4) Net income 22 13 The Company’s share, % 49.94 49.94 The Company’s total share in net income 11 7 As of December 31, Messoyahaneftegaz JSC 2018 2017 Current assets 24 17 Non-current assets 180 145 Total assets 204 162 Current liabilities (19) (25) Other non-current liabilities (110) (120) Total liabilities (129) (145) Net assets 75 17 The Company’s share, % 50.00 50.00 The Company’s total share in net assets 37 9 Messoyahaneftegaz JSC 2018 2017 Revenues 126 61 Finance income – – Finance expenses (6) (7) Depreciation, depletion and amortization (12) (8) Other expenses (2) (1) Income before tax 75 28 Income tax (13) (6) Net income 62 22 The Company’s share, % 50.00 50.00 The Company’s total share in net income 31 11

27. Investments in associates and joint ventures (continued) As of December 31, Taihu Ltd 2018 2017 Current assets 67 42 Non-current assets 80 89 Total assets 147 131 Current liabilities (19) (17) Other non-current liabilities (15) (15) Total liabilities (34) (32) Net assets 113 99 One-off adjustment in accordance with the joint-stock agreement – (6) The Company’s share, % 51.00 51.00 The Company’s total share in net assets 58 47 28. Other non-current non-financial assets Other non-current non-financial assets comprise the following: As of December 31, 2018 2017 Long-term advances issued 293 282 Other 2 3 Total other non-current non-financial assets 295 285 Long-term advances issued include RUB 125 billion (US$ 1.8 billion) of the prepayment for the Company's contribution to the newly created Joint Venture – an operator of the infrastructure project for the operation of the oil pipeline in Kurdish Autonomous Region of Iraq. 29. Accounts payable and accrued liabilities Accounts payable and accrued liabilities comprise the following: As of December 31, 2018 2017 Financial liabilities Accounts payable to suppliers and contractors 452 451 Current operating liabilities of subsidiary banks 451 333 Salary and other benefits payable 88 81 Dividends payable 1 5 Other accounts payable 63 46 Total financial liabilities 1,055 916 Non-financial liabilities Short-term advances received 75 55 Total accounts payable and accrued liabilities 1,130 971 Trade and other payables are non-interest bearing.

30. Loans and borrowings and other financial liabilities Loans and borrowings and other financial liabilities comprise the following: As of December 31, Currency 2018 2017 Long-term Bank loans RUB 423 326 Bank loans US$, euro 921 878 Bonds RUB 461 427 Eurobonds US$ 177 213 Borrowings RUB 77 71 Other borrowings RUB 704 16 Other borrowings US$ 691 224 Less: current portion of long-term loans and borrowings (202) (545) Total long-term loans and borrowings 3,252 1,610 Finance lease liabilities 27 32 Other long-term financial liabilities 139 146 Less: current portion of long-term finance lease liabilities (5) (5) Total long-term loans and borrowings and other financial liabilities 3,413 1,783 Short-term Bank loans RUB 326 237 Bank loans US$, euro 16 10 Other borrowings RUB 209 919 Other borrowings US$ 25 346 Current portion of long-term loans and borrowings 202 545 Total short-term loans and borrowings and current portion of long-term loans and borrowings 778 2,057 Current portion of long-term finance lease liabilities 5 5 Other short-term financial liabilities 162 93 Short-term liabilities related to derivative financial instruments 33 74 Total short-term loans and borrowings and other financial liabilities 978 2,229 Total loans and borrowings and other financial liabilities 4,391 4,012 Long-term loans and borrowings Long-term bank loans comprise the following: Maturity As of December 31, Currency Interest rate p.a. date 2018 2017 US$ 3.23% – LIBOR + 3.50% 2020-2029 915 869 EUR EURIBOR + 0.35% – EURIBOR + 2.00% 2019-2020 6 10 RUB 8.25% – 9.75% 2020-2024 423 326 Total 1,344 1,205 Debt issue costs – (1) Total long-term bank loans 1,344 1,204

30. Loans and borrowings and other financial liabilities (continued) Long-term loans and borrowings (continued) Long-term bank loans from a foreign bank to finance special-purpose business activities denominated in U.S. dollars are partially secured by oil export contracts. If the Company fails to make timely debt repayments, the terms of such contracts normally provide the lender with the express right of claim to contractual revenue in the amount of the late loan repayments, which the purchaser generally remits directly through transit currency accounts with the lender banks. The outstanding balance of Accounts receivable arising from such contracts amounts to RUB 28 billion and RUB 22 billion as of December 31, 2018 and 2017, respectively, and is included in Trade receivables of purchasers and customers. In March 2013, the Company drew down four long-term unsecured loans from a group of international banks for a total of US$ 31 billion to finance the acquisition of TNK-BP. Three out of four were fully repaid in previous years. In February 2018 the Company repaid the fourth one for a total amount of US$ 0.2 billion (RUB 11.4 billion at the CBR official exchange rate on the date of transaction). For the year ended December 31, 2018, the Company drew down long-term funds from Russian banks under a floating and fixed rate loans. In the first quarter of 2018 the Company raised funds through the placement of three series of documentary non-convertible fixed interest-bearing long-term bonds with a nominal amount of RUB 75 billion and maturity periods of 3 and 10 years: the first one with nominal amount of RUB 5 billion, coupon 7.8% and maturity period of 3 years; the second one with nominal amount of RUB 50 billion, coupon 7.5% and maturity period of 10 years; the third one with nominal amount of RUB 20 billion, coupon 7.3% and maturity period of 10 years. Coupon payments will be made on a semi-annual basis. Bonds with maturity periods of 10 years allow early repurchase at the request of the bond holder, as set out in the respective offering documents. Such purchase/repayment of the bonds does not constitute early redemption. The funds received are used for general corporate purposes. In March 2018, the Company fully repaid Eurobonds (Series 6) of US$ 1.1 billion (RUB 62.3 billion at the CBR official exchange rate at the transaction date) assumed through the TNK-BP acquisition.

30. Loans and borrowings and other financial liabilities (continued)

Long-term loans and borrowings (continued)

Interest-bearing RUB denominated bearer bonds in circulation comprise the following:

	Security ID	Date of issue	Date of maturity	Total volume in RUB billions	Coupon (%)	As of December 31, 2018	As of December 31, 2017
Bonds	04,05	10.2012	10.2022[1]	20	7.90%	20	20
Bonds	07,08	03.2013	03.2023[1]	30	7.30%	31	31
Bonds	06[6],09[6],10[6]	06.2013	05.2023[1]	40	7.00%	1	40
SE Bonds	БО-05[6], БО-06[6]	12.2013	12.2023	40	8.50%[5]	10	11
SE Bonds	БО-01, БО-07	02.2014	02.2024	35	8.90%	36	36
SE Bonds	БО-02, БО-03, БО-04 БО-09[4]	12.2014	11.2024[1]	65	9.40%	55	55
SE Bonds[4]	БО-08, БО-10 БО-11, БО-12, БО-13 БО-14	12.2014	11.2024[1]	160	9.40%[5]	–	–
SE Bonds[4]	БО-15, БО-16 БО-17, БО-24	12.2014[2]	12.2020[1]	400	7.85%[5]	–	–
SE Bonds[4]	БО-18, БО-19, БО-20 БО-21, БО-22, БО-23 БО-25, БО-26	01.2015[2]	01.2021	400	7.60%[5]	–	–
SE Bonds[4]	001P-01	12.2016[2]	11.2026	600	7.60%[5]	–	–
SE Bonds	001P-02	12.2016	12.2026	30	9.39%[5]	30	30
SE Bonds	001P-03	12.2016	12.2026[1]	20	9.50%[5]	20	20
SE Bonds	001P-04	05.2017	04.2027	40	8.65%[5]	41	41
SE Bonds	001P-05	05.2017[2]	05.2025[1]	15	8.60%[5]	15	15
SE Bonds[4]	001P-06, 001P-07	07.2017	07.2027	266	8.50%[5]	–	–
SE Bonds[4]	001P-08	10.2017	09.2027	100	7.60%[5]	–	–
SE Bonds[4]	002P-01, 002P-02	12.2017	11.2027	600	7.60%[5]	–	–
SE Bonds	002P-03	12.2017	12.2027	30	7.75%[5]	30	30
SE Bonds	002P-04	02.2018	02.2028	50	7.50%[5]	51	–
SE Bonds	002P-05	03.2018	02.2028	20	7.30 %[5]	21	–
Bonds of subsidiary banks:							
SE Bonds	001P-01	10.2017	10.2020[1]	10	8.50%[5]	10	10
SE Bonds	001P-02	02.2018	07.2021[1]	5	7.80%[5]	5	–
SE Bonds	БО-02	08.2014[3]	08.2034[1]	3	0.51%[5]	–	–
SE Bonds	БО-03	07.2015[3]	06.2035[1]	4	0.51%[5]	–	–
SE Bonds	БО-04	04.2015[2]	04.2018[1]	3	13.25%[5]	–	3
SE Bonds	БО-П01	09.2015[3]	08.2035[1]	5	0.51%[5]	–	–
SE Bonds	БО-П02	10.2015[3]	09.2035[1]	4	0.51%[5]	1	1
SE Bonds	БО-П03	11.2015[3]	10.2035[1]	1	0.51%[5]	–	–
SE Bonds	БО-П05	06.2016[3]	06.2036[1]	5	0.51%[5]	–	–
Convertible Bonds	C-01	02.2017[3]	02.2032[1]	69	0.51%[5]	2	2
Bashneft SE Bonds:							
Bonds	04[6]	02.2012	02.2022	10	7.00%[5]	–	–
Bonds	06, 08	02.2013	01.2023[1]	15	7.70%[5]	15	15
Bonds	07, 09	02.2013	01.2023	15	8.85%[5]	16	16
SE Bonds	БО-06, БО-08	05.2016	04.2026	15	10.90%[5]	16	16
SE Bonds	БО-09	10.2016	10.2026	5	9.30%[5]	5	5
SE Bonds	БО-10	12.2016	12.2026	5	9.50%[5]	5	5
SE Bonds	001P-01R	12.2016	12.2024[1]	10	9.50%[5]	10	10
SE Bonds	001P-02R	12.2016	12.2023[1]	10	9.50%[5]	10	10
SE Bonds	001P-03R	01.2017	01.2024[1]	5	9.40%[5]	5	5
Total long-term RUB bonds						461	427

[1] Early repurchase at the request of the bond holder is not allowed.

[2] Coupon payments every three months.

[3] Coupon payments at the maturity day.

[4] On the reporting date these issues are fully or partially used as an instrument for other borrowings under repurchasing agreement operations.

[5] For the coupon period effective as of December 31, 2018.

[6] As of December 31, 2018 part of issue early repurchased.

30. Loans and borrowings and other financial liabilities (continued)

Long-term loans and borrowings (continued)

All of the bonds, excluding certain issues, allow early repurchase at the request of the bond holder as set in the respective offering documents. In addition, the issuer, at any time and at its discretion, may purchase/repay the bonds early with the possibility of subsequently placing the bonds in the market. Such purchase/repayment of the bonds does not constitute an early redemption.

Certain RUB denominated non-convertible bonds were acquired through the acquisitions of PJSC Bashneft Oil Company and JSCB Peresvet (Note 7).

Through the JSCB Peresvet acquisition the Company reported RUB denominated bonds with coupon payments at the end of the redemption and maturity periods of 3, 15 and 20 years. Part of the RUB denominated bonds series C01 consisted of convertible bonds.

Corporate Eurobonds comprise the following:

	Coupon rate (%)	Currency	Maturity	As of December 31, 2018	2017
Eurobonds (Series 2)	4.199%	US$	2022	141	117
Eurobonds (Series 6)	7.875%	US$	2018	–	65
Eurobonds (Series 8)	7.250%	US$	2020	36	31
Total long-term Eurobonds				177	213

In the fourth quarter of 2018 the Company continued to settle other long-term borrowings under repurchasing agreement operations and entered into new transactions. As of December 31, 2018, the liabilities of the Company under those transactions amounted to the equivalent of RUB 1,395 billion at the CBR official exchange rate as of December 31, 2018. The Company's own corporate bonds were used as an instrument for those transactions.

The Company is obliged to comply with a number of restrictive financial and other covenants contained in several of its loan agreements. Such covenants include maintaining certain financial ratios.

As of December 31, 2018 and December 31, 2017 the Company was in compliance with all restrictive financial and other covenants contained in its loan agreements.

Short-term loans and borrowings

In 2018 the Company drew down funds under short-term fixed and float rates loans from Russian and foreign banks.

In 2018 the Company continued to meet its obligations in relation to other short-term floating and fixed rate borrowings under repurchasing agreement operations and had entered into new long-term and short-term transactions. As of December 31, 2018 the liabilities of the Company under those transactions amounted to the equivalent of RUB 234 billion (at the CBR official exchange rate as of December 31, 2018). Own corporate bonds were used as an instrument for those transactions.

In 2018 the Company was current on all payments under loan agreements and interest payments.

30. Loans and borrowings and other financial liabilities (continued) Finance leases Repayments of finance lease obligations comprise the following: As of December 31, 2018 Present value of Minimum Finance minimum lease lease payments expenses payments Less than 1 year 9 (4) 5 From 1 to 5 years 19 (9) 10 Over 5 years 18 (6) 12 Total 46 (19) 27 As of December 31, 2017 Present value of Minimum Finance minimum lease lease payments expenses payments Less than 1 year 9 (4) 5 From 1 to 5 years 24 (11) 13 Over 5 years 21 (7) 14 Total 54 (22) 32 Finance leases entered into by the Company do not contain covenants and are long-term agreements, with certain leases having purchase options at the end of the lease term. Finance leases are denominated in RUB and US$. Property, plant and equipment under capital leases recognized in Property, plant and equipment (Note 24) comprise the following: As of December 31, 2018 2017 Buildings 4 4 Plant and machinery 27 27 Vehicles 16 16 Total cost 47 47 Less: accumulated depreciation (24) (18) Total net book value of leased property 23 29 Liabilities related to derivative financial instruments Short-term liabilities related to derivative financial instruments include liabilities related to cross-currency rate swaps. In accordance with its foreign currency and interest rate risk management policy the Company enters into cross-currency rate swaps to sell US$. The transactions balance the currency of revenues and liabilities and reduce the overall interest rates on borrowings. The cross-currency rate swaps are recorded in the consolidated balance sheet at fair value. The measurement of the fair value of the transactions is based on a discounted cash flow model and consensus forecasts of foreign currency rates. The consensus forecasts include forecasts of the major international banks and agencies. The Bloomberg system is the main information source for the model.

30. Loans and borrowings and other financial liabilities (continued)

Liabilities related to derivative financial instruments (continued)

Derivative financial instruments comprise the following:

	Issue date	Expiry date	Nominal amount as of December 31, 2018		Interest rate type	Fair value of the liabilities as of December 31,	
			US$ million	RUB billion*		2018	2017
Swaps	2013	2018	–	–	floating	–	52
Swaps	2014	2019	1,010	70	floating	33	22
Total			1,010	70		33	74

* The equivalent nominal amount at the CBR official exchange rate as of December 31, 2018.

Reconciliation of movements in financing activities in the Statement of cash flows with balance-sheet items of liabilities:

	Long-term loans and borrowings	Short-term loans and borrowings	Finance lease liabilities	Other long-term financial liabilities	Other short-term financial liabilities	Short-term liabilities related to derivative financial instruments	Total
As of January 1, 2017, including	1,889	1,475	22	4	4	98	3,492
Financing activities (cash flow)							
Proceeds/repayment of loans and borrowings	(298)	644	–	144	192	–	682
Interest paid	(145)	(70)	(4)	–	–	–	(219)
Repayment of other financial liabilities	–	–	(7)	(1)	–	(14)	(22)
Operating and investing activities (non-cash flow)							
Foreign exchange gain/loss	(196)	96	–	(1)	1	–	(100)
Acquisition of interest in subsidiary, net of cash acquired	61	(8)	3	–	–	–	56
Offset of other financial liabilities	–	–	–	–	(105)	–	(105)
Acquisition	–	–	14	–	–	–	14
Finance expenses	134	91	4	–	–	–	229
Finance income	–	–	–	–	–	(10)	(10)
Others	–	(6)	–	–	1	–	(5)
Reclassification	165	(165)	–	–	–	–	–
As of December 31, 2017	1,610	2,057	32	146	93	74	4,012
Financing activities (cash flow)							
Proceeds/repayment of loans and borrowings	1,022	(933)	–	246	87	–	422
Interest paid	(189)	(78)	(4)	–	–	–	(271)
Repayment of other financial liabilities	–	–	(6)	–	–	(57)	(63)
Repurchase of bonds	(40)	–	–	–	–	–	(40)
Operating and investing activities (non-cash flow)							
Foreign exchange gain/loss	310	16	–	15	(1)	–	340
Offset of other financial liabilities	–	–	–	(126)	(164)	–	(290)
Finance expenses	198	58	4	4	1	15	280
Finance income	–	–	–	–	–	1	1
Reclassification	341	(342)	1	(146)	146	–	–
As of December 31, 2018	3,252	778	27	139	162	33	4,391

31. Other current tax liabilities

Other short-term tax liabilities comprise the following:

	As of December 31,	
	2018	2017
Mineral extraction tax	163	160
VAT	121	78
Excise duties	27	26
Property tax	10	10
Personal income tax	3	2
Other	3	2
Total other tax liabilities	327	278

32. Provisions

	Asset retirement obligations	Environmental remediation provision	Legal, tax and other claims	Total
As of January 1, 2017, including	178	41	13	232
Non-current	174	28	1	203
Current	4	13	12	29
Provisions charged during the year (Note 40)	6	5	7	18
Increase/(decrease) in the liability resulting from:				
Changes in estimates	(5)	(1)	–	(6)
Change in the discount rate	28	–	–	28
Foreign exchange differences	(1)	–	–	(1)
Unwinding of discount	14	3	–	17
Acquisition of subsidiaries (Note 7)	–	–	2	2
Utilization	(2)	(7)	(7)	(16)
As of December 31, 2017, including	218	41	15	274
Non-current	213	27	5	245
Current	5	14	10	29
Provisions charged during the year (Note 40)	9	7	10	26
Increase/(decrease) in the liability resulting from:				
Changes in estimates	(24)	–	9	(15)
Changes in the discount rate	(12)	–	–	(12)
Foreign exchange differences	8	–	2	10
Unwinding of discount	17	2	–	19
Utilization	(3)	(6)	(6)	(15)
As of December 31, 2018, including	213	44	30	287
Non-current	207	29	8	244
Current	6	15	22	43

Asset retirement (decommissioning) obligations and Environmental remediation provision represent an estimate of the costs of liquidating oil and gas assets, the reclamation of sand pits, slurry ponds, and disturbed lands, and the dismantling of pipelines and power transmission lines. The budget for payments under asset retirement obligations is prepared on an annual basis. Depending on the current economic environment the Company's actual expenditures may vary from the budgeted amounts.

33. Prepayment on long-term oil and petroleum products supply agreements

During 2013-2014 the Company entered into a number of long-term crude oil and petroleum products supply contracts which require the buyer to make a prepayment. The total minimum delivery volume under those contracts at inception approximated 400 million tonnes. The crude oil and petroleum product prices are based on current market prices. The prepaymens are settled through physical deliveries of crude oil and petroleum products.

Deliveries of oil and petroleum products that reduce the prepayment amounts commenced in 2015. The Company considers these contracts to be regular-way contracts.

	2018	2017
As of January 1	1,586	1,841
Received	123	–
Reimbursed	(283)	(255)
Total prepayment on long-term oil and petroleum products supply agreements	1,426	1,586
Less current portion	(354)	(264)
Long-term prepayment as of December 31	1,072	1,322

The off-set amounts under these contracts were RUB 283 billion and RUB 255 billion (US$ 7.03 billion and US$ 7.59 billion at the CBR official exchange rate at the prepayment dates, the prepayments are not revalued at each balance sheet date) for 2018 and 2017, respectively.

34. Other non-current liabilities

Other non-current liabilities comprise the following:

	As of December 31,	
	2018	2017
Joint project liabilities	1	23
Liabilities for investing activities	2	4
Liabilities for joint operation contracts in Germany	21	14
Operating liabilities of subsidiary banks	17	1
Other	5	3
Total other non-current liabilities	46	45

35. Pension benefit obligations

Defined contribution plans

The Company makes payments to the State Pension Fund of the Russian Federation. These payments are calculated by the employer as a percentage of salary expense and are expensed as accrued.

The Company also maintains a defined contribution corporate pension plan to finance the non-state pensions of its employees.

Pension contributions recognized in the consolidated statement of profit or loss were as follows:

	2018	2017
State Pension Fund	52	53
NPF Neftegarant	12	7
Total pension contributions	64	60

36. Shareholders’ equity Common shares As of December 31, 2018 and 2017: Authorized common shares quantity, millions 10,598 amount, billions of RUB 0.6 Issued and fully paid shares quantity, millions 10,598 amount, billions of RUB 0.6 Nominal value of 1 common share, RUB 0.01 On June 22, 2017 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2016 in the amount of RUB 5.98 per share, which comprised RUB 63.4 billion. On September 29, 2017 the Extraordinary Shareholders’ Meeting approved interim dividends on the Company’s common shares for the first half of 2017 in the amount of RUB 3.83 per share, which comprised RUB 40.6 billion. On June 21, 2018 the Annual General Shareholders’ Meeting approved dividends on the Company’s common shares for 2017 in the amount of RUB 6.65 per share, which comprised RUB 70.5 billion. On September 28, 2018 the Extraordinary Shareholders’ Meeting approved interim dividends on the Company’s common shares for the first half of 2018 in the amount of 14.58 per share, which comprised RUB 154.5 billion. The dividends are distributed from the net profit of PJSC Rosneft Oil Company calculated in compliance with the current legislation of the Russian Federation. Program for the acquisition of own shares In accordance with the Program for the acquisition of shares on the market, including in the form of global depositary receipts certifying the rights to such shares, approved by the Board of Directors in August 2018 (hereinafter – the Program) ordinary shares of PJSC Rosneft Oil Company can be purchased up to a maximum amount of US$ 2 billion. The Program will run from the date of approval by the Board of Directors to December 31, 2020 inclusive. The maximum volume of shares and global depositary receipts that can be purchased under the Program is set to be no more than 340,000,000. The Program aims to sustain high returns to shareholders in case of significant market volatility. During 2018 there were no such share purchase transactions. 37. Fair value of financial instruments The fair value of financial assets and liabilities is determined as follows:  The fair value of financial assets and liabilities quoted on active liquid markets is determined in accordance with market prices;  The fair value of other financial assets and liabilities is determined in accordance with generally accepted models and is based on discounted cash flow analysis that relies on prices used for existing transactions in the current market;  The fair value of derivative financial instruments is based on market quotes. In illiquid and highly volatile markets fair value is determined on the basis of valuation models that rely on assumptions confirmed by observable market prices or rates as of the reporting date. 37. Fair value of financial instruments (continued) Assets and liabilities of the Company that are measured at fair value on a recurring basis in accordance with the fair value hierarchy are presented in the table below.

Fair value measurement as of December 31, 2018 Level 1 Level 2 Level 3 Total Assets Current assets Financial assets at fair value through other comprehensive income 39 372 – 411 Financial assets at fair value recognized in profit or loss – 1 – 1 Non-current assets Financial assets at fair value through other comprehensive income – 18 – 18 Financial assets at fair value recognized in profit or loss – 110 – 110 Total assets measured at fair value 39 501 – 540 Liabilities Derivative financial instruments – (33) – (33) Total liabilities measured at fair value – (33) – (33) The fair value of financial assets at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial instruments included in Level 2 is measured at the present value of future estimated cash flows, using inputs such as market interest rates and market quotes of forward exchange rates. The carrying value of cash and cash equivalents and derivative financial instruments recognized in these consolidated financial statements equals their fair value. The carrying value of accounts receivable and accounts payable, loans issued, other financial assets and other financial liabilities recognized in these consolidated financial statements approximates their fair value. There were no transfers of financial liabilities between Level 1 and Level 2 during the reporting period. Carrying value Fair value (Level 2) As of December 31, As of December 31, 2018 2017 2018 2017 Financial liabilities Financial liabilities at amortized cost: Loans and borrowings with a variable interest rate (2,669) (1,549) (2,614) (1,467) Loans and borrowings with a fixed interest rate (1,361) (2,118) (1,316) (2,038) Finance lease liabilities (27) (32) (30) (36)

38. Related party transactions For the purpose of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In 2018 and 2017 the Company entered into transactions with shareholders and companies controlled by shareholders (including enterprises directly or indirectly controlled by the Russian Government and the BP Group), associates and joint ventures, key management and pension funds (Note 35). Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms as transactions between unrelated parties. The disclosure of related party transactions is presented on an aggregate basis for shareholders and companies controlled by shareholders, joint ventures and associates, and non-state pension funds. In addition, there may be additional disclosures of certain significant transactions (balances and turnovers) with certain related parties. In the course of its ordinary business, the Company enters into transactions with other companies controlled by the Russian Government. In the Russian Federation, electricity and transport tariffs are regulated by the Federal Antimonopoly Service, an authorized governmental agency of the Russian Federation. Bank loans are recorded based on market interest rates. Taxes are accrued and paid in accordance with applicable tax law. The Company sells crude oil and petroleum products to related parties in the ordinary course of business at prices close to average market prices. Transactions with shareholders and companies controlled by shareholders Revenues and income 2018 2017 Oil, gas, petroleum products and petrochemicals sales 888 784 Support services and other revenues 9 6 Finance income 19 26 916 816 Costs and expenses 2018 2017 Production and operating expenses 8 14 Cost of purchased oil, gas, petroleum products and refining costs 97 73 Pipeline tariffs and transportation costs 500 473 Other expenses 21 15 Financial expenses 26 8 652 583 Other operations 2018 2017 Acquisition of subsidiaries and interest in associates (3) – Loans received 266 297 Loans repaid (111) (58) Loans and borrowings issued (9) – Repayment of loans and borrowings issued 2 1 Deposits placed (69) (7) Deposits repaid 463 2

38. Related party transactions (continued) Transactions with shareholders and companies controlled by shareholders (continued) Settlement balances As of December 31, 2018 2017 Assets Cash and cash equivalents 498 57 Accounts receivable 77 68 Prepayments and other current assets 65 61 Other financial assets 325 636 965 822 Liabilities Accounts payable and accrued liabilities 47 32 Loans and borrowings and other financial liabilities 904 655 951 687 Transactions with joint ventures Crude oil is purchased from joint ventures at Russian domestic market prices. Revenues and income 2018 2017 Oil, gas, petroleum products and petrochemicals sales 13 11 Support services and other revenues 3 10 Finance income 5 26 21 47 Costs and expenses 2018 2017 Production and operating expenses 3 5 Cost of purchased oil, gas, petroleum products and refining costs 297 285 Pipeline tariffs and transportation costs 12 9 Other expenses 3 4 Finance expenses 1 1 316 304 Other operations 2018 2017 Acquisition of interest in associates and joint ventures – (8) Loans and borrowing issued (6) (2) Repayment of loans and borrowings issued 29 127 Settlement balances As of December 31, 2018 2017 Assets Accounts receivable 3 6 Other financial assets 17 52 20 58 Liabilities Accounts payable and accrued liabilities 141 85 Loans and borrowings and other financial liabilities 30 15 171 100 38. Related party transactions (continued) Transactions with associates

Revenues and income 2018 2017 Oil, gas, petroleum products and petrochemicals sales 364 222 Support services and other revenues 1 5 Finance income 4 – 369 227 Costs and expenses 2018 2017 Production and operating expenses 13 11 Cost of purchased oil, gas, petroleum products and refining costs 42 14 Pipeline tariffs and transportation costs 1 1 Other expenses 17 13 Finance expenses 2 – 75 39 Other operations 2018 2017 Loans and borrowing issued (31) (32) Repayment of loans and borrowings issued 17 – Settlement balances As of December 31, 2018 2017 Assets Accounts receivable 26 33 Prepayments and other current assets 13 1 Other financial assets 57 41 96 75 Liabilities Accounts payable and accrued liabilities 16 8 Loans and borrowings and other financial liabilities 239 124 255 132 Transactions with non-state pension funds Costs and expenses 2018 2017 Other expenses 12 7 As of December 31, 2018 2017 Loans received 7 – Loans repaid (4) –

38. Related party transactions (continued)

Transactions with non-state pension funds (continued)

Settlement balances

	As of December 31,	
	2018	2017
Liabilities		
Accounts payable and accrued liabilities	4	1
Loans and borrowings and other financial liabilities	3	–
	7	1

Compensation to key management personnel

For the purpose of these consolidated financial statements key management personnel include members of the Management Board of PJSC Rosneft Oil Company and members of the Board of Directors.

Short-term gross benefits of the Management Board members, taking into account personnel rotation, including payroll, bonuses and compensation payments totaled RUB 3,854 million and RUB 3,927 million in 2018 and 2017, respectively (social security fund contributions, which are not Management Board members' income, totaled RUB 567 million and RUB 579 million, respectively). Short-term gross benefits for 2018 are disclosed in accordance with the Russian securities law on information disclosure.

On June 21, 2018, the Annual General Shareholders Meeting approved remuneration to the following members of the Company's Board of Directors for the period of their service in the following amounts: Mr. Gerhard Schröder – US$ 600,000 (RUB 38.2 million at the CBR official exchange rate on June 21, 2018); Mr. Faisal Alsuwaidi – US$ 530,000 (RUB 33.7 million at the CBR official exchange rate on June 21, 2018); Mr. Matthias Warnig – US$ 580,000 (RUB 36.9 million at the CBR official exchange rate on June 21, 2018); Mr. Oleg Viyugin – US$ 565,000 (RUB 35.9 million at the CBR official exchange rate on June 21, 2018); Mr. Ivan Glasenberg – US$ 530,000 (RUB 33.7 million at the CBR official exchange rate on June 21, 2018); Mr. Donald Humphreys – US$ 580,000 (RUB 36.9 million at the CBR official exchange rate on June 21, 2018). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service.

On June 22, 2017, the Annual General Shareholders Meeting approved remuneration to the following members of the Company's Board of Directors for the period of their service in the following amounts: Mr. Andrey Akimov – US$ 545,000 (RUB 32.7 million at the CBR official exchange rate on June 22, 2017); Mr. Matthias Warnig – US$ 580,000 (RUB 34.8 million at the CBR official exchange rate on June 22, 2017); Mr. Oleg Viyugin – US$ 580,000 (RUB 34.8 million at the CBR official exchange rate on June 22, 2017); Mr. Donald Humphreys – US$ 565,000 (RUB 33.9 million at the CBR official exchange rate on June 22, 2017). Remuneration does not include compensation of travel expenses. No remuneration was paid to members of the Board of Directors who are state officials (Andrey Belousov and Alexander Novak) or to Mr. Igor Sechin, the Chairman of the Management Board, for their Board of Directors service.

39. Key subsidiaries

Name	Country of incorporation	Core activity	2018 Preferred and common shares %	2018 Voting shares %	2017 Preferred and common shares %	2017 Voting shares %
Exploration and production						
JSC Orenburgneft	Russia	Oil and gas development and production	100.00	100.00	100.00	100.00
JSC Samotlorneftegaz	Russia	Oil and gas development and production	100.00	100.00	100.00	100.00
JSC Vankorneft	Russia	Oil and gas development and production	50.10	50.10	50.10	50.10
LLC RN-Yuganskneftegaz	Russia	Oil and gas production operator services	100.00	100.00	100.00	100.00
PJSC Bashneft Oil Company	Russia	Oil and gas development and production	60.33	70.93	60.33	70.93
Refining, marketing and distribution						
JSC RORC	Russia	Petroleum refining	100.00	100.00	100.00	100.00
JSC Angarsk Petrochemical Company	Russia	Petroleum refining	100.00	100.00	100.00	100.00
JSC Novokuybyshev Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
LLC RN-Komsomolsky Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
JSC Syzran Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
JSC Achinsk Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
JSC Kuybyshev Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
LLC RN-Tuapse Refinery	Russia	Petroleum refining	100.00	100.00	100.00	100.00
LLC RN-Bunker	Russia	Marketing and distribution	100.00	100.00	100.00	100.00
LLC RN-Aero	Russia	Marketing and distribution	100.00	100.00	100.00	100.00
LLC RN-Commerce	Russia	Marketing and distribution	100.00	100.00	100.00	100.00
LLC RN-Trade	Russia	Investing activity	100.00	100.00	100.00	100.00
Rosneft Trading S.A.	Switzerland	Marketing and distribution	100.00	100.00	100.00	100.00
Rosneft Deutschland GmbH	Germany	Marketing and distribution	100.00	100.00	100.00	100.00
Other						
JSC RN Holding	Russia	Holding company	100.00	100.00	100.00	100.00
JSC Russian Regional Development Bank (VBRR)	Russia	Banking	98.34	98.34	98.34	98.34
LLC RN-GAZ	Russia	Holding company	100.00	100.00	100.00	100.00
Rosneft Singapore Pte. Ltd.	Singapore	Holding company	100.00	100.00	100.00	100.00
LLC RN-Foreign Projects	Russia	Holding company	100.00	100.00	100.00	100.00
Rosneft Holdings LTD S.A.	Luxemburg	Holding company	100.00	100.00	100.00	100.00
TOC Investments Corporation Limited	Cyprus	Other services	100.00	100.00	100.00	100.00

40. Contingencies

Russian business environment

Russia continues economic reforms and the development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy has been negatively impacted by sanctions imposed on Russia by a number of countries. Ruble interest rates remained high. The combination of the above has resulted in reduced access to capital, a higher cost of capital and uncertainty regarding economic growth, which could negatively affect the Company's future financial position, results of operations and business prospects. Management is taking appropriate measures to support the sustainability of the Company's business in the current circumstances.

40. Contingencies (continued) Russian business environment (continued) The Company also has investments in associates and joint ventures and advances issued to contractors operating in foreign jurisdictions. Besides commercial risks being a part of any investment operation, assets in a number of regions of the Company’s activities also bear political, economic and tax risks which are analyzed by the Company on a regular basis. The Company continuously monitors projects in Venezuela realized with its participation. Commercial relations with the Venezuelan state oil company PDVSA are carried out on the basis of existing contracts and in accordance with applicable international and local legislation. Guarantees and indemnities issued An unconditional unlimited guarantee issued in 2013 in favor of the Government and municipal authorities of Norway is effective in respect of the Company’s operations on the Norwegian continental shelf. That guarantee fully covers all potential ongoing environmental liabilities of RN Nordic Oil AS. A parent company guarantee is required by Norwegian legislation and is an essential condition for licensing the operations of RN Nordic Oil AS on the Norwegian continental shelf jointly with Equinor (until July 2018 – Statoil ASA). The Company’s agreements with Eni S.p.A, Equinor (until July 2018 г. – Statoil ASA) and the ExxonMobil Oil Corporation under the Russian Federation shelf exploration program contain mutual guarantees provided in 2013 and 2014 that are unconditional, unlimited and open-ended. The partnership agreement with the ExxonMobil Oil Corporation for difficult to extract oil reserves in Western Siberia contains mutual guarantees that are unconditional, unlimited and open-ended. In the fourth quarter of 2015 in accordance with the cooperation agreement on difficult to extract oil reserves with Equinor (until July 2018 г. – Statoil ASA), both parties issued parent guarantees on the discharging of the mutual liabilities of their related parties. These guarantees are unconditional, unlimited and open-ended. During 2018, as part of the operating activities of Rosneft, an unconditional irrevocable guarantees were issued in favor of the Government of the Republic of Mozambique providing the coverage of potential liabilities for geological exploration on the Mozambique continental shelf (4 years). In the course of its investing activities, the Company issued guarantees and sureties to third parties up to the RUB 57 billion. As of the period-end the Company assesses the probability of settlement as remote. Legal claims Rosneft and its subsidiaries are involved in litigations which arise from time to time in the course of their business activities. Management believes that the ultimate results of these litigations will not materially affect the performance or financial position of the Company. Taxation Legislation and regulations regarding taxation in Russia continue to evolve. Various legislative acts and regulations are not always clearly written, and their interpretation is subject to the opinions of the taxpayers, and local, regional, and national tax authorities, and the Ministry of Finance of the Russian Federation. Instances of inconsistent opinions are not unusual.

40. Contingencies (continued) Taxation (continued) In Russia, tax returns remain open and subject to inspection for a period of up to three years. The fact that a year has been reviewed does not close that year, or any tax return applicable to that year, from further review during the period of three calendar years preceding the year when the inspection started. In accordance with Russian tax legislation, if an understatement of a tax liability is detected as a result of an inspection, penalties and fines to be paid might be material in respect of the tax liability misstatement. During the reporting period, the tax authorities continued their inspections of Rosneft and some of its subsidiaries for 2014-2017. The Company’s management does not expect the outcome of the inspections to have a material impact on the Company’s consolidated balance sheet or results of operations. As part of the new regime for fiscal control over the pricing of related party transactions, the Company and the Federal Tax Service signed a number of pricing agreements in 2012-2018 with respect to the taxation of oil sales transactions in Russia. To date, the Russian Federal Tax Service has not exercised its right to conduct tax audits under the rules of transfer pricing for 2012-2015 and these periods are now “closed” for tax control purposes. For subsequent periods the Company has provided explanations to the Russian Federal Tax Service and the regional tax authorities to the extent necessary for the completed transactions. The Company believes that transfer pricing risks in relation to intragroup transactions during the twelve months of 2018 and earlier will not have a material effect on its financial position or results of operations. In 2012 the Company has created a consolidated group of taxpayers (hereinafter “CGT”) which includes Rosneft and its 21 subsidiaries. Rosneft became the responsible taxpayer of the CGT. At present, under the terms of the agreement the number of members of the consolidated group of taxpayers has been 64. The Company follows the rules of tax legislation on de-offshorization, including income tax rules for controlled foreign companies to calculate its current and deferred income tax estimates. Overall, management believes that the Company has paid and accrued all taxes that are applicable. For taxes where uncertainty exists, the Company has accrued tax liabilities based on management’s best estimate of the probable outflow of resources that will be required to settle these liabilities. Capital commitments The Company and its subsidiaries are engaged in ongoing capital projects for the exploration and development of production facilities and the modernization of refineries and the distribution network. The budgets for these projects are generally set on an annual basis. The total amount of contracted but not yet delivered goods and services related to the construction and acquisition of property, plant and equipment amounted to RUB 758 billion and RUB 716 billion as of December 31, 2018 and 2017, respectively. Environmental liabilities The Company periodically evaluates its environmental liabilities pursuant to environmental regulations. Such liabilities are recognized in the consolidated financial statements as and when identified. Potential liabilities, that could arise as a result of changes in existing regulations or the settlement of civil litigation, or as a result of changes in environmental standards, cannot be reliably estimated but may be material. With the existing system of control, management believes that there are no material liabilities for environmental damage other than those recorded in these consolidated financial statements.

Note 41 (Supplementary oil and gas disclosure (unaudited)) has been omitted in accordance with Form 20-F.